FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2000

MICROLOGIX BIOTECH INC.

(Registrant's name)

BC Research Complex

3650 Wesbrook Mall

Vancouver, B.C.

Canada V6S 2L2

(604) 221-9666

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X         Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this From is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____  No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1	2000 Annual General Meeting Information Circular

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROLOGIX BIOTECH INC.

Date:    October 30, 2002                                By: "Arthur J. Ayres"

      Name: Arthur J. Ayres

      Title: V.P. Finance and CFO

MICROLOGIX BIOTECH INC.

3650 Wesbrook Mall

Vancouver, British Columbia

Canada  V6S 2L2

INFORMATION CIRCULAR

(Containing information as at July 31, 2000, unless otherwise indicated.)

SOLICITATION OF PROXIES

This Information Circular is furnished in connection with the solicitation of proxies by the management of Micrologix Biotech Inc. (the "Company") for use at the Annual and Extraordinary General Meeting (the "Meeting") of the members (the "shareholders") of the Company to be held on Thursday, September 7, 2000 at 2:00 p.m. (Vancouver time) at the Waterfront Centre Hotel, Cheakamus Room, 900 Canada Place Way, Vancouver, British Columbia, and at any adjournment thereof, for the purposes set forth in the accompanying Notice of Meeting.  While it is expected that the solicitation will be primarily by mail, proxies may also be solicited personally or by telephone by directors, officers, or employees of the Company at nominal cost.  The cost of this solicitation will be borne by the Company.

Because many of the Company's shareholders are unable to attend the Meeting in person, the Board of Directors (the "Board") solicits proxies by mail to give each shareholder an opportunity to vote on all matters that will properly come before the Meeting.  Shareholders who expect to be unable to attend the Meeting in person should:

The following numbering is done with the Alt NG (general) numbering macro.  The numbered paragraphs use List styles.  The shortcut keys are Alt G1, Alt G2 etc.

(a) read this Information Circular carefully;

(b) specify their choice on each matter by marking the appropriate box on the enclosed Instrument of Proxy; and

(c) sign, date and return the Instrument of Proxy to the Company's Registrar and Transfer Agent, Pacific Corporate Trust Company, 625 Howe Street, Suite 830, Vancouver, British Columbia, V6C 3B8 (facsimile (604) 689-8144), before 5:00 p.m. (Vancouver  time) on Tuesday, September 5, 2000 or, as to any matter in respect of which a vote shall not have already been cast, subject to the discretion of the Chairman of the Meeting, at the Meeting, by delivering the Instrument of Proxy to the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof.

To be valid, the Instrument of Proxy must be dated and signed by the shareholder or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized and appointed officer, attorney or representative of the corporation.  If the Instrument of Proxy is executed by an attorney for an individual shareholder or by an officer, attorney or representative of a corporate shareholder, the instrument so empowering the officer, attorney or representative, as the case may be, or a notarial copy thereof, must accompany the Instrument of Proxy.

APPOINTMENT AND VOTING OF PROXIES

A SHAREHOLDER HAS THE RIGHT TO APPOINT ANOTHER PERSON TO ATTEND AND ACT ON THE SHAREHOLDER'S BEHALF AT THE MEETING OTHER THAN THE PERSONS NAMED IN THE ENCLOSED INSTRUMENT OF PROXY.  TO EXERCISE THIS RIGHT, A SHAREHOLDER SHOULD STRIKE OUT THE NAMES OF THE PERSONS NAMED IN THE INSTRUMENT OF PROXY AND INSERT THE NAME OF THE SHAREHOLDER'S NOMINEE IN THE BLANK SPACE PROVIDED.  A PERSON APPOINTED AS A PROXYHOLDER NEED NOT BE A SHAREHOLDER OF THE COMPANY.  THE PROXYHOLDER WILL, IF THE INSTRUCTIONS CONTAINED IN THE INSTRUMENT OF PROXY ARE CERTAIN AND IF THE INSTRUMENT OF PROXY IS DULY COMPLETED AND DELIVERED AND HAS NOT BEEN REVOKED, VOTE ON ANY POLL, AND WHERE A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON, THE COMMON SHARES WILL BE VOTED ON ANY POLL IN ACCORDANCE WITH THE SPECIFICATIONS SO MADE. UNLESS OTHERWISE INDICATED BY THE SHAREHOLDER, IT IS INTENDED THAT SUCH SHARES WILL BE VOTED IN FAVOUR OF THE MOTIONS PROPOSED TO BE MADE AT THE MEETING AS STATED IN THE INSTRUMENT OF PROXY.

The enclosed Instrument of Proxy confers upon the proxyholder discretionary authority to vote all shares represented by the proxy with respect to amendments or variations to matters identified in the Notice of Meeting or any other matter that properly comes before the Meeting.  In the event that amendments or variations to matters identified in the Notice of Meeting are properly brought before the Meeting or any further or other business is properly brought before the Meeting, it is the intention of the persons designated in the enclosed Instrument of Proxy solicited hereby to vote in accordance with their best judgment on such matters of business.  At the time of printing this Information Circular, the management of the Company knows of no such amendment, variation or other matter to come before the Meeting.

REVOCATION OF PROXIES

A shareholder who has given a proxy may revoke it by an instrument in writing executed by the shareholder, or by the shareholder's attorney authorized in writing or, where the shareholder is a corporation, by a duly authorized officer or attorney of the corporation, delivered to the registered office of the Company at PO Box 10026, Pacific Centre South, 26th Floor, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1B3 at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or to the Chairman of the Meeting, or any adjournment thereof, before any vote in respect of which the Instrument of Proxy is to be used shall have been taken, or in any other manner provided by law.  A revocation of a proxy does not affect any matter on which a vote has been taken prior to the revocation.

VOTING SHARES AND PRINCIPAL HOLDERS THEREOF

At the close of business on July 31, 2000, 35,802,142 Common shares without par value in the capital stock of the Company (a "Common Share") were issued and outstanding, each such share carrying the right to one vote at the Meeting.  There are no other classes of voting securities outstanding.  Only those holders of record of the Company's Common Shares on July 31, 2000 are entitled to receive notice of and to vote at the Meeting.

As at July 31, 2000, to the knowledge of the directors and senior officers of the Company, Greystone Capital Management Inc. held 4,808,960 Common Shares, representing 13.4% of the Common Shares outstanding.  To the knowledge of the directors and senior officers of the Company, no other person beneficially owns, directly or indirectly, or exercises control or direction over, greater than 10% of the voting rights attached to any class of voting securities of the Company.

ELECTION OF DIRECTORS

The Board of the Company is currently comprised of eight persons.  It is intended that the Board will be comprised of seven persons following the Meeting, as John Avery and Richard Johnson are not standing for re-election and David Scott has been nominated by management for election to the Board.

In accordance with the Articles of the Company, each director elected will hold office until the next annual general meeting or until their successor is duly elected or appointed, unless such office is earlier vacated in accordance with the Articles of the Company or such director becomes disqualified to act as a director pursuant to the Company Act (British Columbia).  Both the Chairman and the Chief Executive Officer intend to vote the Common Shares represented by proxies, in which either of them is designated a proxyholder, for the election of nominees named in the Instrument of Proxy, unless authority to vote for such persons is withheld.  In the unanticipated event that a nominee is unable to, or declines to serve as a director at the time of the Meeting, the proxies will be voted at the discretion of the proxyholder to elect another nominee if presented, or to reduce the number of directors accordingly.  As of the date of this Information Circular, the Board is not aware of any nominee who is unable to or who intends to decline to serve as a director, if elected.

As at the date of this Information Circular, the Company had not received any nominations for directors under Section 111 of the Company Act (British Columbia) as set out in the Advance Notice of Annual and Extraordinary General Meeting published in The Vancouver Sun newspaper on July 12, 2000.

In the following table is stated the name of each person proposed to be nominated by management for election as a director, the municipality in which he is ordinarily resident, all offices of the Company now held by him, the period of time for which he has been a director of the Company, and the number of Common Shares of the Company beneficially owned by him, directly or indirectly, or over which he exercises control or direction, as at the date hereof:

Name of Nominee and

Municipality of Residence

Present Position

with the Company

Date Appointed to

the Board

Common Shares Owned(1)

WILLIAM J. (BUD) FORAN(2)(4)

Vancouver, BC

Chairman and Director

January 4, 1995

Nil

DANY HADARY(2)

Vancouver, BC

President, Chief Executive Officer and Director

July 1, 1996

Nil

KEITH J. DORRINGTON, Ph.D.(3)(4)

St. Catharines, ON

Director

October 28, 1994

Nil(6)

STEVEN GILLIS, Ph.D.(2)(3)

Mercer Island, WA

Director

August 1, 1996

Nil

COLIN R. MALLET(2)(5)

Vancouver, BC

Director

December 8, 1995

Nil

ROBERT W. RIEDER(3)(4)(5)

Vancouver, BC

Director

October 28, 1994

Nil

DAVID SCOTT

Vancouver, BC

n/a

n/a

Nil

(1) This information, not being within the knowledge of the Company, has been furnished by the nominees individually.

(2) Denotes member of the Company's Executive Committee.

(3) Denotes member of the Company's Compensation Committee.

(4) Denotes member of the Company's Nominating Committee.

(5) Denotes member of the Company's Audit Committee.

(6) MDS Capital Corp. or its affiliates, collectively own, directly or indirectly, or exercise control or direction over 1,222,387 Common Shares of the Company.

Set out below are profiles of management's nominees for directors of the Company, including particulars of their principal occupations for the past five years:

WILLIAM J. (BUD) FORAN, Chairman of the Board, Director.  Mr. Foran was appointed as a director and Vice Chairman on January 4, 1995.  On March 29, 1995, Mr. Foran became Chairman of the Company and from October 17, 1995 to June 30, 1996, Mr. Foran served as Chief Executive Officer of the Company.  From February 1992 until his retirement in 1994, Mr. Foran was President and Chief Executive Officer of QLT Inc.  From December 1977 to January 1992, Mr. Foran served as President and Chief Executive Officer of Cyanamid Canada Inc.  Mr. Foran has a B.A. (Science) from the University of Toronto.

DANY HADARY, President, Chief Executive Officer and Director.  Mr. Hadary became President, Chief Executive Officer and a director of the Company on July 1, 1996.  He has been working in the biotech industry for 18 years and has 30 years of management experience.  From 1988 to 1995, Mr. Hadary was employed by Cangene Corporation where Mr. Hadary held several positions including Vice President of Biopharmaceuticals from 1990 to 1995.  Between 1982 and 1988, Mr. Hadary was employed by Biotechnology General Corporation, a NASDAQ listed US company, his last position being an Associate Director.  He holds a M.Sc. from the Hebrew University, Jerusalem.

KEITH J. DORRINGTON, Ph.D., Director.  Dr. Dorrington became a director of the Company on October 28, 1994.  Since 1994, Dr. Dorrington has served as Senior Vice President, Science and Technology of MDS Capital Corp.  From 1991 to 1994, Dr. Dorrington was President of K. J. Dorrington Consulting and from 1989 to 1991 he was General Manager and a director of Wellcome Biotechnology Ltd. (U.K.).  From 1982 to 1989 he was Corporate Vice President of Research and Development at Connaught Laboratories.  Dr. Dorrington has a B.Sc. (Hon.) Biochemistry, a Ph.D. in Molecular Pharmacology and a D.Sc. in Immunology, all from the University of Sheffield, U.K.

STEVEN GILLIS, Ph.D., Director.  Dr. Gillis became a director of the Company on August 1, 1996.  Dr. Gillis is Chairman and Chief Executive Officer of Corixa Corporation.  Dr. Gillis was a founder of Immunex Corporation ("Immunex"), a biotechnology company.  From 1981 to 1994, Dr. Gillis served as Executive Vice President and Director of Research and Development of Immunex, and from 1993 to 1994, served as Acting Chief Executive Officer and Chairman of the Board of Immunex.  From 1990 to 1994, Dr. Gillis also served as President and Chief Executive Officer of Immunex Research and Development Corporation, a wholly owned subsidiary  of Immunex, and Chief Scientific Officer of Immunex.  Dr. Gillis graduated from Williams College with B.A. in Biology and English in 1975 and received his Ph.D. in Biological Sciences from Dartmouth College in 1978.

COLIN MALLET, Director.  Mr. Mallet is a business consultant and became a director of the Company on December 8, 1995.  From 1987 to 1995, Mr. Mallet was President of Sandoz Canada Inc.  Mr. Mallet is a past Chairman of the Pharmaceutical Manufacturers Association and was an active member of the organization's executive committee from 1991 to 1995.  He is a past director of the Robarts Institute and was founding Chairman of the Institute for Industrial Pharmacy Research.  He is also a director of Axcan Pharma Inc., Nortran Pharmaceuticals Inc. and Anormed Inc.  Mr. Mallet has a B.A. degree from Cambridge University.

ROBERT W. RIEDER, Director.  Mr. Rieder became a director of Micrologix on October 28, 1994.  Currently President and Chief Executive Officer of Nortran Pharmaceuticals Inc., Mr. Rieder has over ten years experience in the venture capital industry, including four years as a Vice President at MDS Ventures Pacific Inc., focused solely on medical investments.  He has been Senior Vice President of DBA Telecom, and acting CEO of Synapse Technologies Inc.  Mr. Rieder has an undergraduate degree in Chemical Engineering (University of British Columbia, 1969) and a Masters Degree in Business Administration (University of Western Ontario, 1984).

DAVID SCOTT.  Mr. Scott is Chairman of the Board and a director of AnorMED Inc.  Mr. Scott has spent over 30 years in investment analysis and management.  He founded, built and sold a mutual fund management company, Scotiafund Financial Services Inc.  He established the largest independent investment counselling firm in Atlantic Canada and later became president of North American Life's early stage venture capital affiliate, Toronto Shared Ventures Inc.  In 1988, Mr. Scott joined Discovery Enterprises Inc. as President.  From 1994 until his retirement in December, 1999, Mr. Scott had been the President of MDS Ventures Pacific.  He was a founding director of the Academy of Chief Executives of Technology Companies.  Mr. Scott is a graduate of Bishop's University and holds an M.B.A. from the University of Western Ontario.

Board Meetings and Standing Committees

The Board held a total of six meetings during the Company's financial year ended April 30, 2000.  To assist in the discharge of its responsibilities, the Board has designated four standing committees: an Audit Committee, a Compensation Committee, an Executive Committee and a Nominating Committee.  The Board from time to time has designated and may in the future designate ad hoc committees to assist in the discharge of its responsibilities.

The Audit Committee currently consists of Robert Rieder, Richard Johnson (not standing for re-election to Board) and Colin Mallet, none of whom are involved in the daily operations of the Company.  As it is the Company's policy to have at least three outside directors serve on the Audit Committee, the Board intends to, following the Meeting, fill the vacancy created by Richard Johnson's departure with another member of the Board.  The Audit Committee assists the Board in fulfilling its responsibilities for the Company's accounting and financial reporting practices by reviewing the quarterly and annual consolidated financial statements, meeting with the Company's external auditor, reviewing the adequacy of the system of internal controls, reviewing any relevant accounting and financial matters and recommending the appointment of external auditors.

The Compensation Committee currently consists of John Avery (not standing for re-election to Board), Steven Gillis, Robert Rieder and Keith Dorrington, none of whom is involved in the daily operations of the Company.  The Compensation Committee is responsible for making recommendations to the Board regarding the compensation of all executive officers and for reviewing and making recommendations with respect to compensation policies and programs generally.  In addition, this Committee, pursuant to authority delegated by the Board, makes recommendations on the granting of options under the Company's incentive stock option plan.

The Executive Committee currently consists of William (Bud) Foran, Dany Hadary, Colin Mallet and Steven Gillis.  This Committee is responsible for assisting management of the Company in dealing with strategic and related operational matters that may arise between, or in advance of, regularly scheduled meetings of the Board.

The Nominating Committee currently consists of William (Bud) Foran, Keith Dorrington and Robert Rieder.  This Committee is responsible for reviewing and making recommendations on the size and composition of the Board and standing committees of the Board.

Compensation of Directors

Generally, the Company's policy is to pay directors who are not executive officers or representatives of any shareholder group a retainer fee of $10,000 per year, pro-rated for any partial year of service and payable quarterly.  In addition, such directors receive $1,000 for each Board meeting attended in person (or $500 per teleconference) and $500 for each Committee meeting attended in person (or $250 per teleconference).  Steven Gillis, Richard Johnson, Colin Mallet and Robert Rieder are compensated on the preceding basis.  John Avery is paid on the same basis except  that the funds are denominated in US dollars. During the financial year ended April 30, 2000, William (Bud) Foran was paid a fixed fee of $5,000 per month as compensation for his role as a director and Chairman of the Board. Effective June 8, 2000, Mr. Foran's compensation was increased to $8,333 per month.   Keith Dorrington, as a representative of MDS Capital Corp., does not receive any compensation for serving as a director.

The Company also grants options to directors.  The purpose of granting such options is to assist the Company in compensating, attracting, retaining and motivating the directors of the Company and to closely align the personal interests of such persons to that of the shareholders.  Directors who are not executive officers or representatives of any shareholder group receive 25,000 options upon their initial appointment/election to the Company's Board and 5,000 options annually upon their re-election to the Board at the Company's Annual General Meeting.

The following table sets forth information respecting the grant of options to purchase Common Shares of the Company made during the most recently completed financial year to directors who are not executive officers of the Company:

Name

Securities Under Options Granted

#

% of Total Options Granted to Employees in Fiscal Year

%

Exercise Price

$

Market Value of Securities Underlying Options on Date of Grant

$

Expiration Date

John Avery

5,000

0.4%

$3.20

$3.20

September 8, 2004

William J. (Bud) Foran

5,000

0.4%

$3.20

$3.20

September 8, 2004

Steven Gillis

5,000

0.4%

$3.20

$3.20

September 8, 2004

Richard Johnson

5,000

0.4%

$3.20

$3.20

September 8, 2004

Colin Mallet

5,000

0.4%

$3.20

$3.20

September 8, 2004

Robert Rieder

5,000

0.4%

$3.20

$3.20

September 8, 2004

STATEMENT ON CORPORATE GOVERNANCE

The Board has generally adopted the guidelines (the "Guidelines") for effective corporate governance proposed by The Toronto Stock Exchange (the "TSE").  The Company's corporate governance practices in relation to the Guidelines are discussed below.

Mandate of the Board

The mandate of the Board is to manage corporate governance matters pertaining to the business and affairs of the Company.  In fulfilling its mandate, the Board as a whole oversees the development and application of policies regarding corporate governance and dealing with corporate governance issues and is responsible for:

(a) adoption of a strategic planning process for the Company;

(b) identification of the principal risks of the Company's business and ensuring the implementation of the appropriate systems to manage these risks;

(c) succession planning for the Company, including identifying, appointing, training and monitoring senior management;

(d) overseeing the integrity of the Company's internal controls and management information systems; and

(e) maintaining a continuing dialogue with management in order to ensure the ability to respond to changes, both internal and external, which may affect the Company and its business operations from time to time.

In carrying out its mandate the Board holds at least four regular meetings annually, and from its members has established four committees with specific responsibilities.  The functions of the committees are described above under the heading "Election of Directors - Board Meetings and Standing Committees".  The frequency of meetings, as well as the nature of the matters dealt with, will vary from year to year depending on the state of the Company's business and the opportunities or risks which the Company faces from time to time.

Composition of the Board

The Guidelines recommend that a Board be constituted with a majority of individuals who come within the description of "unrelated directors".  An "unrelated director" is defined in the Guidelines as a director who is independent of management and is free from any interest and any other business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the corporation, other than interests and relationships arising from shareholding.  The Guidelines also recommend that in the circumstances where a corporation has a "significant shareholder" (that is, a shareholder with the ability to exercise the majority of the votes for the election of directors) the Board should include a number of directors who do not have interests in or relationships with the corporation or the significant shareholder and which fairly reflects the investment in the corporation by the shareholders other than the significant shareholder.

The Board has determined that of its eight current directors, seven are "unrelated directors" and one (Dany Hadary) is a "related director" as he currently serves as President and Chief Executive Officer of the Company.  The number of directors to be fixed for the coming year is seven, of whom six are expected to be unrelated.  The Company does not have a "significant shareholder", and the Board considers its size of seven directors to be appropriate at the current time.  However, as the Articles of the Company and the Company Act (British Columbia) entitle the Board to appoint up to two additional directors before the next meeting of shareholders is held, the Board may use this power to add to the breadth of its experience and expertise.

Independence from Management

The Guidelines state that the Board should have in place appropriate structures and procedures to ensure that the Board can function independently of management.  This independence is most simply assured by appointing a Chairman who is not a member of management.  The Chairman of the Board, William (Bud) Foran is not a member of management and the Board has determined him to be an "unrelated director". Moreover, the Board considers that, by virtue of the number of unrelated directors, it is independent from management.  If the need ever arises, the Board, or a committee thereof will meet independently of any "related director".

Decisions Requiring Prior Board Approval

In addition to matters which must, by law or by the Articles of the Company, be approved by the Board, management is required to seek Board approval for major transactions.

Nomination for New Directors

It is the Board's intention that as and when a new nominee is identified, the Board will ensure that a full program of orientation and education is provided for the nominee, including (but not limited to) provision of a complete corporate history, including copies of past minutes of meetings of the Board, as well as information regarding the Company's business and operations.

Investor Relations

Through its internal personnel and outside advisors, the Company receives and responds to shareholder enquiries.  Shareholder enquiries and concerns are dealt with promptly at the senior management level.  In addition, management may participate in conference calls with the investment community if considered necessary in order to maintain an effective dialogue with investors and the investment community.

Outside Advice

In certain circumstances it may be appropriate for an individual director to engage an outside professional advisor at the expense of the Company.  The engagement of the outside professional advisor would be subject to approval of the Board acting in discharge of its duties to manage corporate governance matters.

EXECUTIVE COMPENSATION

Report on Executive Compensation

Composition of the Compensation Committee

The Compensation Committee of the Company is currently comprised of four members, all of whom are non-employee directors of the Company: Robert Rieder (its Chairman), John Avery, Keith Dorrington and Steven Gillis.

The Compensation Committee is responsible for making recommendations to the Board regarding the compensation to be paid to the Chief Executive Officer and each of the other executive officers of the Company and for reviewing and making recommendations with respect to compensation policies and programs generally.  In addition, the Compensation Committee, pursuant to authority delegated by the Board, makes recommendations on the granting of options under the Company's incentive stock option plan.

Executive Compensation Policies and Programs

The Company's compensation policies and programs for executive officers, in addition to benefit programs generally available to all employees of the Company, currently consist of base salary, annual incentive bonus, long term incentive compensation in the form of stock options and other customary employment benefits.  As a general rule for establishing compensation for executive officers, the Compensation Committee considers the executive's performance, experience and position within the Company, industry compensation surveys and the recommendations of the Chief Executive Officer, or in the case of the Chief Executive Officer, the recommendation of the Chairman of the Board.  The Compensation Committee uses its discretion to set compensation for executive officers at levels warranted by external, internal and individual circumstances.  Compensation of executive officers of the Company is generally reviewed on an annual basis.

The objectives of the Company's compensation policies and programs for executive officers are to:

(a) motivate and reward executive officers for the achievement of significant corporate and functional objectives;

(b) recruit and retain executive officers of a high calibre; and

(c) align the interests of the executive officers with the interests of shareholders and the intermediate and long term objectives of the Company.

Options for executive officers are generally granted at the time of employment with vesting provisions such that the number of options that may be exercised by the executive increases with the passage of time (e.g. four equal portions over a period of four years).  Option grants for all employees, including executive officers, are reviewed on an annual basis.

Compensation of the Chief Executive Officer

The Company entered into an Executive Employment Agreement effective July 1, 1996, as amended effective December 9, 1999, with Mr. Dany Hadary for his services as President, Chief Executive Officer and a director of the Company.  The agreement specifies the terms of employment of Mr. Hadary with the Company, including among other matters, compensation, termination of employment and confidentiality.  Mr. Hadary's compensation includes a base salary, an annual performance bonus, stock options and other customary employment benefits.  The Compensation Committee reviews this compensation annually considering Mr. Hadary's performance, recommendations from the Chairman of the Board and reference to industry compensation surveys.  At the end of each year Mr. Hadary's performance against corporate objectives approved by the Company's Board is measured.  The assessment of whether the Company's objectives for the year have been met includes, but is not limited to, considering the quality and measured progress of the Company's research and drug development programs, corporate alliances and similar relationships.

SUBMITTED BY THE COMPENSATION COMMITTEE:

Robert Rieder

John Avery

Keith Dorrington

Steven Gillis

Summary Compensation Table

The following table sets forth the compensation for each of the Company's last three financial years awarded to those individuals who were, during such years, the Chief Executive Officer and the other executive officers of the Company (collectively, the "Named Executive Officers"):

Annual Compensation

Long Term Compensation

Name and

And Principal Position in Fiscal 2000 Year

Year

Salary

$

Bonus

$

Other Annual Compensation

$

Securities under Options Granted

#

All Other Compensation

Dany Hadary,

Chief Executive Officer

  2000

  1999

  1998

$262,500

$245,833

$225,000

$71,875

$53,333

$48,750

$20,987

$21,352

$39,769(1)

1,027,033

     75,000

Nil

   $1,455

   $1,455

$122,676

(1)  Other annual compensation consisted of: reimbursement of relocation expenses ($15,000); a leased automobile ($10,020); and other benefits ($14,749).

Employment Agreements of Named Executive Officers; Change in Responsibilities

The Executive Employment Agreement with Mr. Hadary, President and Chief Executive Officer of the Company, provides that in the event of termination of employment without just cause or in certain circumstances following a change in control of the Company, Mr. Hadary will receive a lump sum payment equal to 12 months base salary, continuation of salary and benefits for a period not to exceed 12 months, outplacement counselling services and immediate vesting of all options.  The agreement also places certain restrictive covenants upon Mr. Hadary, effective both during and after employment.

The Company has no other compensatory plan or arrangement in respect of compensation received or that may be received by any executive officer in the Company's most recently completed or current financial year to compensate him in the event of termination of employment or in the event of a change in responsibilities following a change in control.

Long-Term Incentive Plan - Awards In Most Recently Completed Fiscal Year

The Company does not have a long-term incentive plan pursuant to which compensation intended to serve as a long-term incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities or any other measure) was paid or distributed to the Named Executive Officer during the financial year ended April 30, 2000.

Option Grants During the Most Recently Completed Financial Year

The following table sets forth the particulars of individual grants of options to purchase Common Shares of the Company made to the Named Executive Officer during the financial year ended April 30, 2000:

Name

Securities under Options Granted

% of Total Options Granted to Employees in the Financial Year

Exercise Price

Market Value

of Securities Underlying Options on the Date of the Grant

Expiration Date

Dany Hadary

100,000(1)

  8.4%

$2.60

$2.60

June 30, 2005(1)

Dany Hadary

 927,033(1)(2)

78.0%

$2.85

$2.85

June 30, 2008

(1) In the event that Mr. Hadary's employment with the Company ceases, Mr. Hadary will have six months from the date of such event to exercise options which have vested. Under certain circumstances, Mr. Hadary may be eligible to exercise options which, if it were not for such event, would not have been exercisable at that time (See "Executive Compensation - Employment Agreements of Named Executive Officers; Change in Responsibilities").

(2) Option vests in four tranches commencing June 30, 2000 (June 30, 2000: 231,758; June 30, 2001: 231,758; June 30, 2002: 231,758; June 30, 2003: 231,759).  The 695,275 options vesting after June 30, 2000 are conditional upon the Company obtaining approval for an increase in the number of Common Shares authorized for issuance pursuant to options (See "Particulars of Matters to be Acted Upon - Micrologix 2000 Incentive Stock Option Plan").  These options are subject to regulatory approval.  In addition, pursuant to the terms of the Executive Employment Agreement dated May 29, 1996, as amended effective December 9, 1999, between the Company and Mr. Hadary, the number of Common Shares under option is intended to increase proportionately in the event of any increase in the number of the Company's outstanding shares prior to June 30, 2003.

Aggregated Option Exercises During the Most Recently Completed Financial Year and Financial Year End Option Values

The following table sets forth information with respect to the exercise of options during the financial year ended April 30, 2000 by the Named Executive Officer and the number and value of unexercised options held as at April 30, 2000:

Name

Securities Acquired on Exercise

Aggregate Value Realized

Unexercised Options at April 30, 2000

Exercisable/

Unexercisable

Value of Unexercised in the Money Options at April 30, 2000

Exercisable/

Unexercisable(1)

Dany Hadary

Nil

Nil

375,000/1,127,033

$1,305,000/$5,120,703

(1) Market value equalled $7.50 per common share at the close of trading on the TSE on April 30, 2000.

SHARE PRICE PERFORMANCE GRAPH

The graph below compares cumulative total shareholder return on the Common Shares of the Company for the period commencing April 30, 1995, through April 30, 2000, the end of the last financial year, with the total cumulative return from the TSE 300 Composite Index, the RBC Dominion Securities Canadian Small Cap Biotech Index and the Yorkton Healthcare Index over the same period.  The Company's Common Shares commenced trading on the TSE February 27, 1996 and have traded on the Canadian Venture Exchange (formerly the Vancouver Stock Exchange) throughout this period.

Revise the Excel Chart in j:/user/graphics/Doc 68363 Excel Chart

Note: This chart assumes that $100.00 was invested on April 30, 1995 in each of the TSE 300 Composite Index, RBC Dominion Securities Canadian Small Cap Biotech Index, Yorkton Healthcare Index and in the Company's Common Shares.

In ensuing years, the Company will no longer use the RBC Dominion Securities Canadian Small Cap Biotech Index in comparing the Company's cumulative return.  Rather, the Company will utilize the Yorkton Healthcare Index as it is a broader index and is more representative of the Company's peer group.

INDEBTEDNESS OF DIRECTORS AND OFFICERS

At no time since the beginning of the Company's most recently completed financial year has a director, executive officer or senior officer of the Company, proposed management nominee for election as a director of the Company or each associate or affiliate of any such director, executive or senior officer or proposed nominee been indebted to the Company or its subsidiary or indebted to another entity where such indebtedness is or has been the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Company or its subsidiary, other than routine indebtedness.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

Unless otherwise disclosed in this Information Circular, no insider of the Company, no proposed nominee for election as a director of the Company, and no associate or affiliate of such insider or proposed nominee has any material interest, direct or indirect, in any transaction of the Company since the commencement of the Company's last completed financial year or in any proposed transaction which has materially affected or would materially affect the Company or its subsidiary.

APPOINTMENT OF AUDITORS

Ernst & Young LLP, Chartered Accountants, has acted as the Company's auditors since October 28, 1994.  The management of the Company proposes that Ernst & Young LLP continue in this capacity until the next Annual General Meeting of shareholders, at a remuneration to be fixed by the directors.

Both the Chairman and the Chief Executive Officer of the Company intend to vote the Common Shares represented by proxy for which either of them are appointed proxyholder, for the appointment of Ernst & Young as the Company's auditors at a remuneration to be fixed by the Board.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

The Audited Consolidated Financial Statements of the Company for the year ended April 30, 2000, together with the Auditors' Report thereon, which are included in the Company's Annual Report, will be presented at the Meeting.  Additional copies of the Audited Consolidated Financial Statements are available upon request directly to the Company.

PARTICULARS OF MATTERS TO BE ACTED UPON

Micrologix 2000 Incentive Stock Option Plan

The Micrologix 2000 Incentive Stock Option Plan (the "2000 Stock Option Plan") was adopted by the Board on July 31, 2000 and provides for the issuance of up to 2,000,000 Common Shares. The Company utilizes incentive stock option plans to attract, retain and compensate persons who are important for the growth and success of the Company and to ensure that such persons' interests are aligned with those of the shareholders.  The 2000 Stock Option Plan is intended to replace the Company's 1996 Stock Option Plan and, subject to shareholder approval of the 2000 Stock Option Plan at the Meeting and the approval of the TSE and Canadian Venture Exchange, the intention of the Board is to grant all future options pursuant to the 2000 Stock Option Plan.  A copy of the proposed 2000 Stock Option Plan is attached as Exhibit "B" to this Information Circular.

The 2000 Stock Option Plan is to be administered by the Compensation Committee appointed by the Board (the "Committee"). The 2000 Stock Option Plan provides for the grant of options to purchase Common Shares to directors, officers, employees and consultants of the Company, or any of its affiliates.

As a guideline currently set in place by the Committee, all options granted to employees and officers are required to vest in four equal annual installments commencing on the first anniversary of the date of grant.  Options granted to directors who are not executive officers vest upon the date of grant.

A further guideline currently set in place by the Committee is for each installment of an option to expire five years from the date upon which it vested, subject to the right of the Committee to extend the term in certain circumstances.  The expiration of any option is accelerated if the optionee's employment or other relationship with the Company terminates for any reason.

No option may be granted under the 2000 Stock Option Plan if it would result in the optionee holding options or rights to acquire in excess of 5% of the issued and outstanding Common Shares (on a non-diluted basis).  Grants to U.S. residents may be in the form of either incentive or nonqualified stock options.  Options are generally not transferable under the 2000 Stock Option Plan.

The exercise price of an option is set by the Committee at the time of grant and may not be less than the average closing price of the Common Shares on the TSE for the ten trading days immediately preceeding the date of grant.  Payment of the exercise price of an option may be made in full by cash, bank draft, certified cheque or other consideration approved by the Committee.

The Committee may suspend, amend, or terminate the 2000 Stock Option Plan at any time without notice, provided that no outstanding option is adversely affected thereby.  The 2000 Stock Option Plan will automatically terminate on July 31, 2010, unless it has previously been terminated by the Committee, but options granted before the termination of the 2000 Stock Option Plan may be exercised until they expire in accordance with their original terms.

As of July 31, 2000, the number of options issued and outstanding under the 1996 Stock Option Plan and the 2000 Stock Option Plan is 2,292,801 representing 6.4% of the Company's issued and outstanding Common Shares.  After giving effect to the approval of the 2000 Stock Option Plan, the maximum number of Common Shares that may be issued under the 1996 Stock Option Plan and the 2000 Stock Option Plan represents approximately 10% of the Company's issued and outstanding Common Shares.

On December 9, 1999, 695,275 options were granted to Dany Hadary at an exercise price of $2.85 per share, such price being the closing price of the Common Shares on the TSE on December 8, 1999.  The options were conditional upon the Company obtaining approval for an increase in the aggregate number of Common Shares authorized for issuance pursuant to the Company' stock option plans.

The text of the ordinary resolution to approve the 2000 Stock Option Plan and the options granted thereunder is attached as Exhibit "A" to this Information Circular. To be effective, this resolution must be approved by a majority of votes cast on the matter at the Meeting other than votes attaching to securities beneficially owned by the optionees or their associates.

The Board considers the approval of the 2000 Stock Option Plan and the options granted thereunder to be in the best interests of the Company and unanimously recommends that shareholders vote in favour of the resolution set forth in Exhibit "A" to this Information Circular. Both the Chairman and the Chief Executive Officer intend to vote the Common Shares for which either of them are appointed proxyholder in favour of approval of the 2000 Stock Option Plan and the options granted thereunder.

Increase of Authorized Capital

The shareholders will be asked at the Meeting to approve a special resolution to increase the number of Common Shares in the Company's authorized capital from 100,000,000 shares to 300,000,000 shares.

The proposed increase in the authorized capital is necessary to facilitate the implementation of the Shareholder Rights Plan (see "Particulars of Matters to be Acted Upon - Shareholder Rights Plan).  In addition, the Board believes that the proposed increase in authorized capital would provide future flexibility for stock splits or stock dividends or the issuance of Common Shares related to financings, acquisitions or strategic transactions without the expense and delay of holding a special meeting of the shareholders to authorize additional Common Shares when the need arises. No such events or transactions are currently contemplated by the Company.

The additional Common Shares to be authorized by the adoption of the proposed resolution would have rights identical to the currently outstanding Common Shares of the Company.  Adoption of the proposed resolution and issuance of additional Common Shares would not affect the rights of the holders of currently outstanding Common Shares, except for effects incidental to increasing the number of Common Shares outstanding, such as dilution of the earnings per share and voting rights of current holders of Common Shares.  The holders of Common Shares do not presently have pre-emptive rights to subscribe for the additional Common Shares proposed to be authorized.  If the resolution is adopted, it will become effective upon filing a Special Resolution with the Registrar of Companies of British Columbia.  The Board retains the discretion to abandon and not implement the proposed resolution.

The text of the special resolution to alter the Company's authorized capital is attached as Exhibit "C" to this Information Circular. Passage of this resolution will require approval of 75% of the votes cast on the matter at the Meeting.

The Board considers the increase in the authorized capital of the Company to be in the best interests of the Company and unanimously recommends that shareholders vote in favour of the resolution set forth in Exhibit "C" to this Information Circular.  Both the Chairman and the Chief Executive Officer intend to vote the Common Shares for which either of them are appointed proxyholder in favour of approval of the increase in the authorized capital of the Company.

Shareholder Rights Plan

The shareholders will be asked at the Meeting to adopt a resolution (the "Rights Plan Resolution"), as set out in Exhibit "D" to this Information Circular, confirming the Rights Plan, which is to be embodied in the Shareholder Rights Agreement (the "Rights Plan Agreement") entered into between the Company and Pacific Corporate Trust Company, as agents (the "Rights Agent") dated as of July 31, 2000 (the "Effective Date").  The Rights Plan Agreement is attached as Exhibit "E" to this Information Circular.  The terms of the Rights Plan are summarized below.

Passage of the Rights Plan Resolution will require approval by a majority of the votes cast on the matter at the Meeting.  According to the terms of the Rights Plan Agreement, only Independent Shareholders (as defined in the Rights Plan Agreement) will be eligible to participate in the vote.  If the Rights Plan is not confirmed, it will be of no further force and effect.  The Board has not determined what further action, if any, it would take if the Rights Plan is not confirmed at the Meeting.

The Board reserves the right to alter any terms of or not to proceed with the Rights Plan or to postpone the consideration of the Rights Plan Resolution at the Meeting if the Board determines that it would be in the best interests of the Company and its shareholders to do so.

Recommendation of the Board of Directors

The Board has determined that the Rights Plan continues to be in the best interests of the Company and its shareholders and unanimously recommends that shareholders vote in favour of the Rights Plan Resolution approving the confirmation of the Rights Plan Agreement. Both the Chairman and the Chief Executive Officer intend to vote the Common Shares for which either of them are appointed proxyholder in favour of approving the confirmation of the Rights Plan.

The Board is not aware of, nor is the Board seeking confirmation of the Rights Plan in anticipation of, any pending or threatened take-over bid or offer for the Common Shares of the Company.  The Board does not have any current intention of implementing any other proposal having an anti take-over effect.

The Rights Plan has a Permitted Bid (as defined in the Rights Plan Agreement) feature, which allows a take-over bid to proceed in the face of the Rights Plan, provided it meets certain minimum standards of fairness and disclosure, even if the Board does not support the bid.  The Rights Plan does not require a special shareholders' meeting to be called to approve a Permitted Bid.

Background to the Rights Plan

The Rights Plan was adopted to provide the Board with sufficient time, in the event of a public take-over bid or tender offer for the Common Shares of the Company, to pursue alternatives which could enhance shareholder value.  These alternatives could involve the review of other take-over bids or offers from other interested parties to provide shareholders desiring to sell their Common Shares with a view towards providing shareholders with the best opportunity to realize the maximum sale price for their Common Shares.  In addition, with sufficient time, the Board would be able to explore and, if feasible, advance alternatives to maximize share value through possible corporate reorganizations or restructuring.  The need for time is paramount if there is to be any real ability on the part of the directors to consider these alternatives.

The Rights Plan has been designed to protect shareholders of the Company from unfair, abusive or coercive take-over strategies, including the acquisition of control of the Company by a bidder in a transaction or series of transactions that may not treat all shareholders equally or fairly nor afford all shareholders an equal opportunity to share in the premium paid upon an acquisition of control.  The Rights Plan is not intended to prevent a take-over or deter fair offers for securities of the Company but rather to facilitate the maximization of shareholder value should anyone seek to acquire control.  Furthermore, it is designed to encourage anyone seeking to acquire control of the Company to make an offer that represents fair value to all holders of all Common Shares and to provide a framework within which shareholders can make a fully informed decision regarding any such offer, within a reasonable time frame, having regard for the possibility that alternatives could be forthcoming which may enhance shareholder value.

Potential Advantages of the Rights Plan

The Board believes that under the current rules relating to take-over bids and tender offers in Canada there is not sufficient time for the directors to explore and develop alternatives for the shareholders such as possible higher offers or corporate reorganizations or restructurings that could maximize shareholder value.  Under current rules, a take-over bid must remain open in Canada for a minimum of 21 days.  Accordingly, the directors believe the Rights Plan continues to be an appropriate mechanism to ensure that they will be able to discharge their responsibility to assist shareholders in responding to a take-over bid or tender offer.

In addition, the Board believes that the Rights Plan will encourage persons seeking to acquire control of the Company to do so by means of a public take-over bid or offer available to all shareholders.  The Rights Plan will deter acquisitions by means that deny some shareholders the opportunity to share in the premium that an acquiror is likely to pay upon an acquisition of control.  By motivating would-be acquirors to make a public take-over bid or offer or to negotiate with the Board, shareholders will have the best opportunity of being assured that they will participate on an equal basis, regardless of the size of their holdings, in any acquisition of control of the Company.

The Board believes that the Rights Plan will not adversely limit the opportunity for shareholders to dispose of their Common Shares through a take-over bid or tender offer which provides fair value to all shareholders.  The directors will continue to be bound to consider fully and fairly any bona fide take-over bid or offer for Common Shares of the Company and to discharge that responsibility with a view to the best interests of the shareholders.

Potential Disadvantages of the Rights Plan

Because the Rights Plan may increase the price to be paid by an acquiror to obtain control of the Company and may discourage certain transactions, confirmation of the Rights Plan may reduce the likelihood of a take-over bid being made for the outstanding Common Shares of the Company.  Accordingly, the Rights Plan may deter some take-over bids that shareholders might wish to receive and may make the replacement of management less likely.

The following summary of the characteristics and terms of the Rights Plan is qualified in its entirety by reference to the text of the Rights Plan Agreement which text accompanies this Information Circular as Exhibit "E".  All capitalized terms used but not defined in these summaries are defined in the Rights Plan Agreement.

Summary of the Rights Plan Characteristics

Upon a person or related group making a take-over bid, or acquiring beneficial ownership of 20% or more of the outstanding Common Shares, other than through certain "Permitted Acquisitions" (as discussed below) including a Permitted Bid or Competing Permitted Bid (as defined in the Rights Plan Agreement), or on terms otherwise approved by the Board, the Rights (as defined in the Rights Plan Agreement) entitle their holders (other than the acquiror) to acquire Common Shares at a 50% discount from the then prevailing market price, with the result that the acquiror may suffer substantial dilution of its interest in the Company.

The dilutive effects of the Rights are not triggered by a Permitted Bid or Competing Permitted Bid, which are each a take-over bid made to all Independent Shareholders by take-over bid circular prepared in compliance with applicable laws and certain additional conditions (as set forth below).  The "permitted bid" concept, which is found in most of the shareholder rights plans adopted in Canada, is intended to permit shareholders to review and decide upon a take-over bid for themselves, while establishing a minimum standard of fairness and giving shareholders and the Board sufficient time to evaluate the Permitted Bid or Competing Permitting Bid.

The Rights Plan does not require that a special meeting of shareholders be called to approve a Permitted Bid or Competing Permitted Bid.  Instead, shareholders who favour the bid indicate their approval simply by tendering their Common Shares to it.  If a majority of the Common Shares other than those beneficially owned by the bidder are tendered by the end of the minimum initial tender period (i.e. 60 days), the bid must be extended for a further period of 10 days to allow initially non-tendering shareholders to tender their Common Shares to the bid if they so choose.  Common Shares deposited pursuant to a bid for less than all of the Common Shares held by Independent Shareholders must be taken up and paid for on a pro rata basis.  The initial tender acts as a surrogate for the costly and rather cumbersome process of requiring a shareholder vote at a special shareholders' meeting.  As with a shareholder vote, there is no coercion to tender during the initial 60-day period as the bid, by definition, must be open for acceptance for at least 10 days after expiry of the initial tender period.  Notwithstanding the foregoing, the Board may call a shareholders' meeting at any time should it believe that a meeting would be beneficial to the shareholders.

The adoption of the Rights Plan does not in any way detract from or lessen the duty of the Board to act honestly and in good faith in the best interests of the Company and to consider an offer in accordance with that duty.  It is not the intention of the Board to secure the continuance of existing directors or officers in office to avoid an acquisition of control of the Company in a transaction that is fair and in the best interests of the Company and its shareholders, or to avoid the fiduciary duties of the Board or of any director.  The proxy mechanism of the British Columbia Company Act is not affected by the Rights Plan, and a shareholder may use his statutory rights to promote a change in the management or direction of the Company, including the right of shareholders holding not less than 5% of the outstanding Common Shares to requisition the Board to call a meeting of shareholders.

Pursuant to the role of the Board to negotiate in the best interests of the Company and to ensure the opportunity for any prospective acquiror to negotiate in good faith with the Board of Directors, the Rights may be redeemed by the Board within 10 business days following the announcement of a take-over bid that is not a Permitted Bid or Competing Permitted Bid or the occurrence of any transaction in which 20% or more of the outstanding Common Shares have been accumulated by an acquiror or group other than through Permitted Acquisitions (i.e. "Flip-in Event").  In addition, until the occurrence of a Flip-in Event or a "Flip-over Transaction or Event" (as discussed below), the Board may determine to waive the application of the provisions of the Rights Plan to any transaction that would otherwise be subject to those provisions.

If a bidder does not wish to make a Permitted Bid or Competing Permitted Bid, he can negotiate with and seek prior approval of the Board to make an offer on terms which the Board considers fair to all shareholders.  In such circumstances, the Board may redeem the Rights or waive the application of the Rights Plan, as the case may be, thereby allowing the offer to proceed without dilution to the bidder.

Summary of the Rights Plan Terms

Distribution of Rights

In order to implement the Rights Plan, the Board of Directors authorized the Company to issue one Right in respect of each outstanding Common Share to holders of record as at the Record Time (as defined in the Rights Plan Agreement) and authorized the Company to issue one Right for each Common Share issued after the Record Time and prior to the "Separation Time" (as defined below).  The initial exercise price of a Right is $100 (the "Exercise Price").  The Exercise Price is subject to certain adjustments as described below.  Conditional upon confirmation of the Rights Plan Agreement by the Independent Shareholders of the Company at the Meeting, the rights will expire 10 years after the Effective Date (the "Expiration Date"), unless exchanged or redeemed earlier by the Company as described below, but is conditional upon reconfirmation by the Independent Shareholders of the Company at the annual general meeting of the Company that is held in 2005.

Dilution

In the event that a person announces the acquisition of 20% or more of the Common Shares of the Company, other than through certain Permitted Acquisitions including a Permitted Bid or Competing Permitted Bid or on terms otherwise approved by the Board, each Right (other than any held by the acquiror) will "flip-in" to entitle the registered holder to acquire Common Shares at a 50% discount from the then prevailing market price.  For example, if at the time of such announcement the Exercise Price is $100 and the Common Shares have a market value of $50 each, the holder of each Right would be entitled to purchase 4 Common Shares for a price of $100.  (The number of Common Shares at 50% of market value that can be obtained for the Exercise Price.)  Similarly, in the event that the Company undergoes a merger or amalgamation or similar transaction, or disposes of assets (a) aggregating more than 50% of the assets, or (b) which generate more than 50% of the operating income or cash flow of the Company and its subsidiaries taken together (a "Flip-over Transaction or Event"), each Right (other than any held by the acquiror) will "flip-over" to entitle the registered holder to acquire Common Shares in the continuing or acquiring company at a 50% discount.

Separation Time

The "Separation Time" is the close of business on the tenth business day following the earlier of:

(a)   the date of the first public announcement made by the Company or an Acquiring Person (discussed below) that a person has become an Acquiring Person; and

(b)   the date of the commencement of, or first public announcement of the intent of any person (other than the Company or any subsidiary of the Company) to commence a take-over bid (other than a Permitted Bid or Competing Permitted Bid) that, if successfully completed, would result in such person becoming an Acquiring Person, or such earlier or later date as may be determined by the Board, provided that if any such take-over bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed, for the purposes of determining the Separation Time, never to have been made.

Trading and Exercise of Rights

The Rights will separate and trade apart from the Common Shares and become exercisable after the Separation Time upon the issuance of "Rights Certificates" (as defined below).  Until the Separation Time, the Rights may be transferred only with the associated Common Shares and will be represented by the outstanding Common Share certificates; new Common Share certificates issued on the transfer of existing Common Shares or on the issuance of additional Common Shares will contain a notation incorporating the Rights Agreement by reference.  Promptly following the Separation Time, separate certificates evidencing the Rights (the "Rights Certificates") will be mailed to holders of record of Common Shares as of the Separation Time; thereafter, the Rights Certificates will evidence the Rights.

Acquiring Person

Subject to certain exceptions set forth in the Rights Plan Agreement, the dilutive effects of the Rights are triggered by a person becoming an Acquiring Person upon the acquisition of beneficial ownership of 20% or more of the outstanding Common Shares.  A person will not trigger the separation and exercisability of the Rights if he becomes the beneficial owner of 20% or more of the Common Shares as a result of Permitted Bid Acquisitions, Voting Share Reductions, Pro-rata Acquisitions (all as defined in the Rights Plan Agreement) or otherwise on terms approved by the Board (collectively the "Permitted Acquisitions"), provided that if he becomes the beneficial owner of 20% or more of the Common Shares by such means and he is or subsequently becomes the beneficial owner of additional Common Shares constituting more than 1% of the Common Shares outstanding, other than by a Permitted Acquisition, then, as of the date of such additional acquisition, he shall become an Acquiring Person.

Any person who was the beneficial owner of 20% or more of the outstanding Common Shares on July 31, 2000 is "grandfathered", so that the dilutive effects of the Rights will not be triggered unless he increases his shareholdings by more than 2%.  So far as the Company is aware, as at July 31, 2000, no person or related group was the beneficial owner of 20% or more of the outstanding Common Shares.

Beneficial Ownership

Beneficial ownership is broadly defined in the Rights Plan, but certain exceptions from its scope are provided, among them an exception designed to avoid inadvertent triggering of the dilutive effects of the Rights by portfolio managers acting for pension funds and others who do not intend to make a take-over bid for the Company's voting shares.

Permitted Bid

As discussed above, a Permitted Bid or Competing Permitted Bid will not trigger the dilutive effects of the Rights.  A Permitted Bid or Competing Permitted Bid is a Take-over Bid made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the take-over bid provisions of applicable corporate and securities laws and in compliance with all other applicable laws, and which also complies with the following conditions:

(a)   the bid must be made to all shareholders wherever resident or registered on the books of the Company on identical terms;

(b)   the bid contains irrevocable and unqualified provisions that:

(i)   none of the bidder and its affiliates and associates will acquire any Common Shares while the bid is outstanding;

(ii)  all Common Shares may be deposited pursuant to the bid at any time prior to the close of business on the date referred to in (i) above and that all Common Shares deposited pursuant to the bid may be withdrawn at any time prior to the close of business on such date;

(iii) no Common Shares will be taken up or paid for pursuant to the bid prior to the close of business on a date which is not less than 60 days following the date of the bid and unless more than 50% of the Common Shares held by Independent Shareholders have been deposited or tendered pursuant to the bid and not withdrawn; and

(iv)  should the condition referred to in (iii) above be met, the bid will be extended on the same terms for a period of not less than 10 days from the date referred to in (i) above provided that where a greater number of Common Shares are deposited than the bidder is bound or willing to acquire pursuant to a bid for less than all of the Common Shares held by Independent Shareholders, the Common Shares must be taken up and paid for on a pro rata basis.

A Competing Permitted Bid may proceed contemporaneously with a Permitted Bid provided it expires on the later of the same date as the initial Permitted Bid and 21 days after the date of the Competing Permitted Bid.

The Company is of the view that the requirement that the bid be made to all registered holders of Common Shares, wherever resident, is necessary in order to ensure equal treatment for all shareholders.

Redemption and Waiver

The Board may, at its option, at any time prior to the Separation Time, elect to redeem all but not less than all of the Rights at a redemption price of $0.001 per Right and, in that event, the right of holders of Rights to exercise the Rights will terminate. The Rights Agreement also gives the Board the right, at its option, to waive the application of Rights Plan to any particular share acquisition that would otherwise be subject to those provisions but in that event must waive the application of the Rights Plan to any other take-over bid occurring within 60 days or to any contemporaneous Flip-Over Transaction or Event.

Amendments

The Company may from time to time supplement or amend the Rights Plan without the approval of the holders of Common Shares or Rights to make any changes that the Board, acting in good faith may deem necessary or desirable, provided that subsequent to the Stock Acquisition Date (as defined in the Rights Plan Agreement) no supplement or amendment will materially adversely affect the interest of the holders of Rights generally.

Other Business

Management of the Company is not aware of any other matters that will come before the Meeting other than as set forth above and in the Notice of Meeting.  However, if other matters do properly come before the Meeting, the persons named in the accompanying Instrument of Proxy intend to vote on them in accordance with their best judgment.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Other than as set forth in this Information Circular, no person who has been a director or senior officer of the Company at any time since the beginning of the last financial year, nor any proposed nominee for election as a director of the Company, nor any associate or affiliate of any of the foregoing, has any material interest, directly or indirectly, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon other than the election of directors or the appointment of auditors.

BOARD APPROVAL

The contents of this Information Circular have been approved and its mailing has been authorized by the Board of the Company.

DATED at Vancouver, British Columbia, this 31st day of July, 2000.

BY ORDER OF THE BOARD OF DIRECTORS

"William J. (Bud) Foran"                              "Dany Hadary"

William J. (Bud) Foran                          Dany Hadary

Chairman of the Board                           President & Chief Executive Officer

EXHIBIT "A"

ORDINARY RESOLUTION

ADOPTING MICROLOGIX 2000 INCENTIVE STOCK OPTION PLAN

"BE IT RESOLVED as an ordinary resolution THAT:

1. the Micrologix 2000 Incentive Stock Option Plan, containing substantially the terms and conditions as set forth in Exhibit "B" to the Company's Information Circular, and the grants made thereunder, as more particularly described in the Information Circular, be and the same are hereby approved, authorized, ratified and confirmed;

2. notwithstanding that this resolution has been passed by the members of the Company, the Board may revoke such resolution at any time before it is effected without further action by the members; and

3. any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action."

EXHIBIT "C"

SPECIAL RESOLUTION INCREASING

AUTHORIZED CAPITAL

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"BE IT RESOLVED as a special resolution THAT:

1. the authorized capital of the Company be increased from 100,000,000 Common Shares without par value to 300,000,000 Common Shares without par value;

2. the Memorandum of the Company be altered so as to be in the form set out in Schedule "A" to this resolution;

3. notwithstanding that this special resolution has been duly passed by the members of the Company, the Board may revoke such resolution at any time before it is effected without further action by the members; and

4. any director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and instruments and take such other actions as such director or officer may determine to be necessary or desirable to implement this special resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions."

1.

SCHEDULE A

As altered by Special

Resolution passed

September 7, 2000

"COMPANY ACT"

AMENDED

MEMORANDUM

OF

MICROLOGIX BIOTECH INC.

1. The name of the Company is "MICROLOGIX BIOTECH INC."

2. The authorized capital of the Company consists of 400,000,000 shares divided into:

(a) 300,000,000 Common shares without par value;

(b) 100,000,000 Preferred shares without par value.

3. The Preferred shares without par value shall have attached thereto the special rights and restrictions set out in the Articles.

1.

EXHIBIT "D"

ORDINARY RESOLUTION

CONFIRMING SHAREHOLDER RIGHTS PLAN

"BE IT RESOLVED as an ordinary resolution THAT:

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1. the shareholder rights plan agreement, containing substantially the terms and conditions set forth in the Shareholder Rights Plan Agreement dated as of July 31, 2000 attached as Exhibit "D" to the Company's Information Circular to be entered into by the Company with the Rights Agent, copies of which agreement have been tabled at this meeting, be and the same is hereby approved, authorized, ratified and confirmed;

2. the actions of the directors and officers of the Company in adopting the shareholder rights plan and in executing and delivering the shareholder rights plan agreement be and the same are hereby approved, authorized, ratified and confirmed;

3. notwithstanding that this resolution has been passed by the members of the Company, the Board may revoke such resolution at any time before it is effected without further action by the members; and

4. any director or officer of the Company is hereby authorized, for and on behalf of the Company, to execute and deliver all documents and to do all other things as in the opinion of such director or officer may be necessary or desirable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such document or instrument and the taking of any such action."

EXHIBIT "B"

MICROLOGIX BIOTECH INC.

MICROLOGIX 2000 INCENTIVE STOCK OPTION PLAN

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1. PURPOSE OF THE PLAN

1.1 Purpose of the Plan.  The purpose of the Plan is to promote the interests of the Company by:

(a) attracting and retaining persons of outstanding competence who are or will be important for the growth and success of the Company;

(b) furnishing Eligible Persons with greater incentive to develop and promote the growth and success of the Company; and

(c) further aligning the interests of Eligible Persons with those of the shareholders of the Company through ownership of shares in the Company.

The Company believes that these purposes may be accomplished by granting to Eligible Persons from time to time Options to purchase Common Shares.

2. DEFINITIONS

2.1 Definitions.  In this Plan, unless there is something in the subject matter or context inconsistent therewith:

(a) "Affiliate" means, with respect to any entity, corporation, partnership, association, trust or other entity or organization directly or indirectly controlled by, controlling or under common control with such entity, and, for the purposes of this definition, "control" will mean (i) the possession, directly or indirectly, of the power to direct the management or policies of any such entity or to veto any material decision relating to the management or policies of such entity, in each case whether through the ownership of voting securities, by contract or otherwise, or (ii) direct or indirect beneficial ownership of 40% or more of the voting stock or other securities of, or a 40% or greater interest in the income of, such entity, or such other relationship as, in fact constitutes actual control;

(b) "Board" means the board of directors of the Company as established from time to time;

(c) "Committee" means the Compensation Committee of the Board or such other committee established or designated by the Board as responsible for the administration of this Plan, and for greater certainty, references to the Committee shall include, where applicable, members of management of the Company to whom powers have been delegated pursuant to this Plan;

(d) "Common Shares" mean the common shares without par value in the capital of the Company as constituted on July 31, 2000, provided that if the rights of any Optionee are subsequently adjusted pursuant to Article 14 hereof, "Common Shares" thereafter means the shares or other securities or property which such Optionee is entitled to purchase after giving effect to such adjustment;

(e) "Company" means Micrologix Biotech Inc. and includes any successor corporation thereto;

(f) "Consultant" means any individual, corporation or other person engaged, directly or indirectly, to provide ongoing valuable services to the Company or any Affiliate;

(g) "Eligible Person" means a director, officer, employee or Consultant of the Company or its Affiliates, designated by the Committee as an Eligible Person pursuant to Article 6 hereof;

(h) "Exchange" means, collectively, The Toronto Stock Exchange and the Canadian Venture Exchange, any successors thereto and any other exchange or trading facilities through which the Company's Common Shares trade or are quoted from time to time;

(i) "Fair Market Value" means:

(i) where the Common Shares are listed for trading on The Toronto Stock Exchange, the average closing price of the Common Shares on The Toronto Stock Exchange for the ten trading days immediately preceding the date of grant,

(ii) where the Common Shares are publicly traded but are not listed for trading on The Toronto Stock Exchange, the average closing price of the Common Shares for the ten trading days immediately preceding the date of grant on such stock exchange or over the counter market as may be selected for such purpose by the Committee, or

(iii) where the Common Shares are not publicly traded, the value which is determined by the Committee to be the fair value of the Common Shares at the date of grant, taking into consideration all factors that the Committee deems appropriate, including, without limitation, recent sale and offer prices of the Common Shares in private transactions negotiated at arm's length;

(j) "Incentive Stock Option" means an Option granted under the Plan that is intended to meet the requirements of Section 422 of the U.S. Code;

(k) "Nonqualified Stock Option" means an Option granted to an Optionee that does not qualify as an Incentive Stock Option;

(l) "Option" means an option entitling the holder thereof to purchase Common Shares as described herein including, without limitation, an Incentive Stock Option, granted to an Eligible Person pursuant to the terms and conditions hereof and as evidenced by an Option Agreement;

(m) "Option Agreement" means an agreement evidencing an Option, entered into by and between the Company and an Eligible Person;

(n) "Option Exercise Price" means the price per Common Share at which an Optionee may purchase Common Shares pursuant to an Option, provided that if such price is adjusted pursuant to Article 14 hereof, "Option Exercise Price" thereafter means the price per Common Share at which such Optionee may purchase Common Shares pursuant to such Option after giving effect to such adjustment;

(o) "Optionee" means an Eligible Person who holds an Option under this Plan;

(p) "Plan" means the Micrologix 2000 Incentive Stock Option Plan, as it may be amended, modified or restated from time to time pursuant to and in accordance with the provisions hereof;

(q) "U.S." or "United States" means the United States of America (including each of the States and the District of Columbia) and its territories and possessions and other areas subject to its jurisdiction;

(r) "U.S. Code" means the U.S. Internal Revenue Code of 1986, as amended from time to time; and

(s) "U.S. Exchange Act" means the U.S. Securities Exchange Act of 1934, as amended from time to time.

3. EFFECTIVE DATE OF THE PLAN

3.1 Effective Date of the Plan.  The effective date of this Plan, subject to shareholder approval and approval of the Exchange, is July 31, 2000.

4. RESTRICTION ON NUMBER OF COMMON SHARES SUBJECT TO THE PLAN

4.1 Common Shares Subject to the Plan.  Options may be granted in respect of authorized and unissued Common Shares, provided that the aggregate number of Common Shares to be issued under this Plan, subject to adjustment or increase of such number pursuant to the provisions of this Plan, will be 2,000,000 shares.

4.2 Regranting of Shares.  Upon the expiry, termination or surrender of an Option which has not been exercised in full, the number of Common Shares reserved for issuance under that Option which have not been issued shall become available for issue for the purpose of additional Options which may be granted under this Plan.

4.3 No Fractional Shares.  No fractional Common Shares may be purchased or issued under this Plan.

5. ADMINISTRATION OF THE PLAN

5.1 Administration of Plan.  This Plan will be administered by the Committee provided however that the Board may from time to time establish any other committee of the Board consisting of not less than two members of the Board to replace the Committee for the purposes of the administration of this Plan.  The members of the Committee will serve at the pleasure of the Board and vacancies occurring in the Committee will be filled by the Board.

5.2 Committee Governance.  The Committee will be composed of not less than two individuals, all of whom are directors of the Company. Further, if and so long as the Common Shares are registered under Section 12(b) or 12(g) of the U.S. Exchange Act, the Board will consider in selecting the members of the Committee, with respect to any persons subject or likely to become subject to Section 16 of the U.S. Exchange Act, the provisions regarding "nonemployee directors" as contemplated by Rule 16b-3 under the U.S. Exchange Act.

5.3 Powers of Committee.  The Committee is authorized, subject to the provisions of this Plan, to establish from time to time such rules and regulations, make such determinations and to take such steps in connection with this Plan as in the opinion of the Committee are necessary or desirable for the proper administration of this Plan.  For greater certainty, without limiting the generality of the foregoing, the Committee will have the power, where consistent with the general purpose and intent of this Plan and subject to the specific provisions of this Plan and any approval of the Exchange, if applicable:

(a) to interpret and construe this Plan, any Option and any Option Agreement and to resolve all issues arising out of this Plan, any Option and any Option Agreement, and any such interpretation, construction or termination made by the Committee will be final, binding and conclusive for all purposes;

(b) to determine to which Eligible Persons Options are granted, and to grant, Options;

(c) to determine the number of Common Shares covered by each Option;

(d) to determine the Option Exercise Price for each Option;

(e) to determine the time or times when Options will be granted, vest and be exerciseable;

(f) to determine whether each Option will be a Nonqualified Stock Option or an Incentive Stock Option;

(g) to determine if the Common Shares that are subject to an Option will be subject to any restrictions upon the exercise of such Option including, where applicable, the endorsement of a legend on any certificates representing Common Shares acquired on the exercise of any Option to the effect that such shares may not be offered, sold, delivered except in compliance with the applicable securities laws and regulations of Canada, the United  States or any other country;

(h) to determine the expiration date for each Option;

(i) to enter into an Option Agreement evidencing each Option which will incorporate such terms as the Committee in its discretion deems consistent with this Plan;

(j) to prescribe the form of the instruments relating to the grant, exercise and other terms of Options;

(k) to delegate to members of the management of the Company those powers set forth in subsections (b), (c), (d), (e), (f), (g), (h), (i) and (j) of this Section 5.3 and to impose such conditions on the exercise of powers delegated as the Committee shall in its discretion determine;

(l) to extend the period of time for which any Option is to remain exerciseable in appropriate circumstances, including, without limitation, in the event of the Optionee's cessation of service or in the event of a prolonged Company-mandated trading restriction period, provided in no event will an Option be exerciseable for more than ten years from the date of grant;

(m) to determine when it is appropriate to accelerate when Options otherwise subject to vesting may be exercised;

(n) to adopt such modifications, procedures and subplans as may be necessary or desirable to comply with the provisions of the laws of Canada, the United States and other countries in which the Company or its Affiliates may operate to assure the viability and maximization of the benefits from the Options granted to Optionees residing in such countries and to meet the objectives of the Plan; and

(o) to determine such other matters as provided for herein.

6. ELIGIBILITY

6.1 Eligibility.  The Committee may, subject to the provisions of this Plan, grant Options to any director, officer, employee or Consultant of the Company or its Affiliates who is or will be, in the opinion of the Committee, important for the growth and success of the Company and whose participation in this Plan will, in the opinion of the Committee, accomplish the purposes of this Plan.

7. GRANT OF OPTIONS

7.1 Grant of Options.  Options may be granted pursuant to the terms of the Plan from time to time by the Company acting through the Committee.  The date on which any Option will be deemed to have been granted will be the date on which the Committee authorizes the grant of such Option or such later date as may be determined by the Committee at the time that the grant of such Option is authorized.

7.2 Option Agreement.  Each Option granted pursuant to this Plan will be evidenced by an Option Agreement executed on behalf of the Company by any director or officer of the Company and each Option Agreement will incorporate such terms and conditions as the Committee in its discretion deems consistent with the terms of this Plan.

7.3 Number of Common Shares.  The number of Common Shares for which any Option may be granted will be determined by the Committee.  The number of Common Shares which may be purchased on the exercise of any Option will be subject to adjustment pursuant to Article 14 hereof.

7.4 Maximum Grant.  The Committee will not grant to any Eligible Person any Option which would result in that Eligible Person being the holder of Options granted under this Plan or any other incentive equity plan of the Company or any Affiliates, which, in aggregate, exceed 5% of the issued and outstanding Common Shares (on a non-diluted basis).

7.5 Option Exercise Price.  The Option Exercise Price for each Option will be determined by the Committee, but will in no event be less than Fair Market Value on the date of grant.  The Option Exercise Price determined for any Option will be subject to adjustment pursuant to Article 14 hereof.

8. TERM OF OPTIONS

8.1 Term of Options.  Each Option granted pursuant to this Plan will, subject to the provisions of this Plan, expire automatically on the earlier of:

(a) the date determined by the Committee and specified in the Option Agreement pursuant to which such Option is granted, provided that such date may not be later than the earlier of (A) the date which is the tenth anniversary of the date on which such Option is granted, and (B) the latest date permitted under the applicable rules and regulations of all regulatory authorities to which the Company is subject, including the Exchange;

(b) in the event the Optionee ceases to be an Eligible Person for any reason, other than the death of the Optionee or the termination of the Optionee for cause, such period of time after the date on which the Optionee ceases to be an Eligible Person as may be specified by the Committee, which date shall not exceed three months following the termination of the Optionee's employment with the Company or in the case of options granted to a director or Consultant, three months following the Optionee ceasing to be a director or a Consultant, unless the Committee otherwise determines, and which period will be specified in the Option Agreement with the Optionee with respect to such Option;

(c) in the event of the termination of the Optionee as a director, officer, employee or Consultant of the Company or an Affiliate for cause, the date of such termination;

(d) in the event of the death of a Optionee prior to: (A) the Optionee ceasing to be an Eligible Person; or (B) the date which is the number of days specified by the Committee pursuant to subparagraph (b) above from the date on which the Optionee ceased to be an Eligible Person; the date which is one year after the date of death of such Optionee or such other date as may be specified by the Committee and which period will be specified in the Option Agreement with the Optionee with respect to such Option; and

(e) notwithstanding the foregoing provisions of subparagraphs (b), (c) and (d) of this Section 8.1, the Committee may, subject to regulatory approval, at any time prior to expiry of an Option extend the period of time within which an Option may be exercised by a Optionee who has ceased to be an Eligible Person, but such an extension shall not be granted beyond the original expiry date of the Option as provided for in subparagraph (a) above.

Notwithstanding the foregoing, except as expressly permitted by the Committee, all Options will cease to vest at the date upon which the Optionee ceases to be an Eligible Person.

8.2         Accelerated Vesting on Death.  In the event of the death of the Optionee prior to the Optionee ceasing to be an Eligible Person, all Options of such Optionee shall become immediately vested.

9. INCENTIVE STOCK OPTION PROVISIONS

            To the extent required by Section 422 of the U.S. Code, Incentive Stock Options will be subject to the following additional terms and conditions:

9.1 Eligible Employees.  Only individuals who are employees of the Company or one of its subsidiary corporations may be granted Incentive Stock Options.  For purposes of this Section 9.1, "subsidiary corporation" has the meaning attributed to that term for purposes of Section 422 of the Code.

9.2 Dollar Limitation.  To the extent the aggregate Fair Market Value (determined as at the grant date of an Option) of Common Shares underlying Incentive Stock Options which have been granted to an Optionee are exercisable for the first time during any calendar year (under this Plan and all other incentive equity plans of the Company) exceeds US$100,000, such portion in excess of US$100,000 will be treated as a Nonqualified Stock Option.  In the event an Optionee holds two or more Options that become exerciseable for the first time in the same calendar year, this limitation will be applied on the basis of the order in which the Options were granted.

9.3 More than 10% Shareholders.  If an individual owns more than 10% of the total voting power of all classes of the Company's securities (as determined in accordance with Section 422 of the U.S. Code), then the Option Exercise Price for each Incentive Stock Option will not be less than 110% of the Fair Market Value on the grant date of an Option and the term of the Option will not exceed five years.  The determination of more than 10% ownership will be made in accordance with Section 422 of the U.S. Code.

9.4 Exercisability.  An Option designated as an Incentive Stock Option will cease to qualify for favourable tax treatment as an Incentive Stock Option to the extent it is exercised (if permitted by the terms of the Option):

(a) more than three months after termination of employment for reasons other than death or disability (as defined for purposes of Section 422 of the Code);

(b) more than one year after termination of employment by reason of disability (as defined for purposes of Section 422 of the Code); or

(c) after the Optionee has been on a leave of absence for more than 90 days, unless the Optionee's reemployment rights are guaranteed by statute or contract.

9.5 Transferability.  Incentive Stock Options may not be transferred by an Optionee other than by will or the laws of descent and distribution and, during the Optionee's lifetime, are exerciseable only by the Optionee.

9.6 Taxation of Incentive Stock Options.  In order to obtain certain U.S. federal tax benefits afforded to incentive stock options under Section 422 of the U.S. Code, the Optionee must hold the Common Shares issued upon the exercise of an Incentive Stock Option for two years after the grant date of the Option and one year from the date of exercise.  An Optionee may be subject to the alternative minimum tax at the time of exercise of an Incentive Stock Option.  The Optionee will give the Company prompt notice of any disposition of Common Shares acquired by the exercise of an Incentive Stock Option prior to the expiration of such holding periods.

9.7 Conflict.  In the case of any conflict between the terms of this Article 9 and the terms of any other provision of this Plan with respect to the granting of Incentive Stock Options, this Article will govern.

10. NON-TRANSFERABILITY OF OPTIONS

10.1 Non-Transferability of Options.  Subject to the provisions of this Plan, no Option may be transferred or assigned except by will or by operation of the laws of devolution or distribution and descent or pursuant to a qualified domestic relations order, as defined by the U.S. Code.

11. EXERCISE OF OPTIONS

11.1 Exercise of Options.  Subject to the terms and conditions of this Plan, each Option may from time to time be exercised with respect to all or any of the Common Shares covered by such Option at any time on or after the later of (i) the date of the grant of such Option or (ii) such other date as the Committee may in its discretion determine at the time of the grant of such Option, which date will be set forth in the Option Agreement.  Each Option may be exercised by giving written notice of exercise signed by the Optionee and dated the date of exercise, and not postdated, stating that the Optionee elects to exercise his or her rights to purchase Common Shares under such Option and specifying the number of Common Shares in respect of which such Option is being exercised and the purchase price to be paid therefore.  Such notice will be delivered to the Company at its principal office at 3650 Wesbrook Mall, Vancouver, British Columbia, Canada, V6S 2L2 (or at such other address as the principal office of the Company may be located at the time of exercise) addressed to the attention of the secretary or assistant secretary of the Company and be accompanied by full payment (payable at par in Vancouver, British Columbia) in any combination of the following (subject to all applicable laws and unless the Committee determines otherwise at the time of grant or before the Option is exercised):

(a) cash, bank draft or certified cheque; or

(b) such other consideration as the Committee may permit consistent with applicable laws.

As soon as practicable after any exercise of an Option, a certificate or certificates representing the Common Shares in respect of which such Option is exercised will be delivered by the Company to the Optionee.

11.2 Withholding Tax.  The Optionee will be solely responsible for paying any applicable withholding taxes arising from the grant, vesting or exercise of any Option and payment is to be made in a manner satisfactory to the Company.  Notwithstanding the foregoing, the Company will have the right to withhold from any Option or any Common Shares issuable pursuant to an Option or from any cash amounts otherwise due or to become due from the Company to the Optionee, an amount equal to any such taxes.

11.3 Conditions.  Notwithstanding any of the provisions contained in this Plan or in any Option, the Company's obligation to issue Common Shares to an Optionee pursuant to the exercise of an Option will be subject to:

(a) Qualification.  completion of such registration or other qualification of such Common Shares or obtaining approval of such governmental authority as the Company will determine to be necessary or advisable in connection with the authorization, issuance or sale thereof;

(b) Listing.  the admission of such Common Shares to listing or quotation on the Exchange; and

(c) Undertakings.  the receipt from the Optionee of such representations, agreements and undertakings, including as to future dealings in such Common Shares, as the Company or its counsel determines to be necessary or advisable in order to safeguard against the violation of the securities laws of any jurisdiction.

12. NOTICE TO COMMISSIONS AND EXCHANGES

12.1 Notice to Commissions and Exchanges.  The Company will give notice to all applicable securities commissions and other regulatory bodies in Canada and the United States and all applicable stock exchanges and other trading facilities upon which the Common Shares are listed or traded from time to time, as may be required, of its adoption of this Plan and of its entering into Option Agreements with Eligible Persons and the terms and conditions for the purchase of Common Shares under such Option Agreements, and will use all reasonable efforts to obtain any requisite approvals as may be required from such bodies, exchanges and trading facilities.

13. SUSPENSION, AMENDMENT OR TERMINATION

13.1 Suspension, Amendment or Termination.  This Plan will terminate on July 31, 2010 or on such earlier date as the Committee may determine. The Committee will have the right at any time to suspend, amend or terminate this Plan in any manner including, without limitation, to reflect any requirements of applicable regulatory bodies or stock exchanges, and on behalf of the Company to enter into amendments to any Option Agreement, but will not have the right to:

(a) affect in a manner that is adverse or prejudicial to, or that impairs, the benefits and rights of any Optionee under any Option previously granted under this Plan without the consent of such Optionee;

(b) decrease the number of Common Shares which may be issued pursuant to any Option granted under this Plan (subject to any necessary adjustment pursuant to Article 14 hereof) without the consent of such Optionee;

(c) increase the Option Exercise Price at which Common Shares may be purchased pursuant to any Option granted under this Plan (subject to any necessary adjustment pursuant to Article 14 hereof) without the consent of such Optionee;

(d) grant any Option under this Plan if the Plan has been suspended or terminated; and

(e) subject to Article 14 hereof, increase the aggregate number of Common Shares that may be issued under the Plan.

13.2 Powers of the Committee Survive Termination. The full powers of the Committee as provided for in this Plan will survive the termination of this Plan until all Options granted under this Plan have been exercised in full or have otherwise expired.

14. ADJUSTMENTS

14.1 Adjustments.  Appropriate adjustments in the number of Common Shares subject to this Plan, as regards Options granted or to be granted, in the number of Common Shares optioned and the applicable Option Exercise Price will be conclusively determined by the Committee to give effect to adjustments in the number of Common Shares resulting from subdivisions, consolidations, substitutions, or reclassifications of the Common Shares, the payment of stock dividends by the Company (other than dividends in the ordinary course) or other relevant changes in the capital of the Company or from a proposed merger, amalgamation or other corporate arrangement or reorganization involving the exchange or replacement of Common Shares of the Company for those in another corporation.  Any dispute that arises at any time with respect to any such adjustment will be conclusively determined by the Committee, and any such determination will be binding on the Company, the Optionee and all other affected parties.

14.2 Further Adjustments.  Subject to Section 14.1, if, because of a proposed merger, amalgamation or other corporate arrangement or reorganization, the exchange or replacement of Common Shares of the Company for those in another corporation is imminent or if an offer to purchase all of the outstanding Common Shares of the Company is made by a third party, the Committee may, in a fair and equitable manner, determine the manner in which all unexercised Options granted under this Plan will be treated including, without limitation, requiring the acceleration of the time for the exercise of such Options by the Optionees and of the time for the fulfilment of any conditions or restrictions on such exercise.  All determinations of the Committee under this Section will be final, binding and conclusive for all purposes subject to the approval of the Exchange, if applicable.

14.3 Limitations.  The grant of Options under the Plan will in no way affect the Company's right to adjust, reclassify, reorganize or otherwise change its capital or business structure or to merge, amalgamate, reorganize, consolidate, dissolve, liquidate or sell or transfer all or any part of its business or assets or engage in any like transaction.

14.4 No Fractional Shares.  No adjustment or substitution provided for in this Article 14 will require the Company to issue a fractional share in respect of any Option and the total substitution or adjustment with respect to each Option will be limited accordingly.

15. SHAREHOLDER AND REGULATORY APPROVAL

15.1 Shareholder and Regulatory Approval.  This Plan will be subject to the requisite approval of the shareholders of the Company to be given by a resolution passed at a meeting of the shareholders of the Company, if required, and to acceptance by the Exchange and any other regulatory authorities having jurisdiction.  Any Options granted prior to such approval and acceptance will be conditional upon such approval and acceptance being given and no such Options may be exercised unless and until such approval and acceptance is given.

16. GENERAL

16.1 No Rights as Shareholders.  The holder of an Option will not have any rights as a shareholder of the Company with respect to any of the Common Shares covered by such Option until such holder has exercised such Option in accordance with the terms of this Plan (including tendering payment in full of the Option Price of the Common Shares in respect of which the Option is being exercised) and the Company has issued such Common Shares to the Optionee in accordance with the terms of this Plan in those circumstances.

16.2 No Effect on Employment.  Nothing in this Plan or any Option Agreement will confer upon any Optionee any right to continue in the employ of or under contract with the Company or any Affiliate or affect in any way the right of the Company or any such Affiliate to terminate his or her employment at any time or terminate his or her consulting contract; nor will anything in this Plan or any Option Agreement be deemed or construed to constitute an agreement, or an expression of intent, on the part of the Company or any such Affiliate to extend the employment of any Optionee beyond the time that he or she would normally be retired pursuant to the provisions of any present or future retirement plan of the Company or any Affiliate or any present or future retirement policy of the Company or any Affiliate, or beyond the time at which he or she would otherwise be retired pursuant to the provisions of any contract of employment with the Company or any Affiliate.

16.3 No Fettering of Directors' Discretion.  Nothing contained in this Plan will restrict or limit or be deemed to restrict or limit the right or power of the Board in connection with any allotment and issuance of Common Shares which are not allotted and issued under this Plan including, without limitation, with respect to other compensation arrangements.

16.4 Interpretation.  References herein to any gender include all genders and to the plural includes the singular and vice versa.  The division of this Plan into Sections and Articles and the insertion of headings are for convenience of reference only and will not affect the construction or interpretation of this Plan.

17. REFERENCE

17.1 Reference.  This Plan may be referred to as the "Micrologix 2000 Incentive Stock Option Plan".

EXHIBIT "E"

Dated as of July 31, 2000

MICROLOGIX BIOTECH INC.

and

PACIFIC CORPORATE TRUST COMPANY

___________________________________________________

SHAREHOLDER  RIGHTS  PLAN

___________________________________________________

TABLE OF CONTENTS

ARTICLE 1 - INTERPRETATION    2

1.1   Definitions 2

1.2   Currency.   15

1.3   Grandfather Provision.  15

1.4   Holder      16

1.5   Acting in Good Faith    16

1.6   Acting Jointly or in Concert  16

1.7   Headings and References 16

1.8   Singular, Plural etc.   16

1.9   Schedules   16

1.10  Statutory References    16

ARTICLE 2 - THE RIGHTS  17

2.1   Legend on Certificates  17

2.2   Initial Exercise Price; Exercise of Rights; Detachment of Rights  17

2.3   Adjustments to Exercise Price; Number of Rights 20

2.4   Date on which Exercise is Effective 25

2.5   Execution, Authentication, Delivery and Dating of Rights Certificates   26

2.6   Registration, Registration of Transfer and Exchange   26

2.7   Mutilated, Destroyed, Lost and Stolen Rights Certificates   27

2.8   Persons Deemed Owners   28

2.9   Delivery and Cancellation of Certificates 28

2.10  Agreement of Rights Holders   28

2.11  Rights Held by the Corporation and Subsidiaries 29

ARTICLE 3 - ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS    29

3.1   Flip-over Event   29

3.2   Flip-in Event     30

3.3   Obligations of the Corporation      31

ARTICLE 4 - THE RIGHTS AGENT  32

4.1   General     32

4.2   Merger, Amalgamation or Consolidation or Change of Name of Rights Agent 33

4.3   Duties of Rights Agent  33

4.4   Change of Rights Agent  35

ARTICLE 5 - MISCELLANEOUS     36

5.1   Redemption and Waiver   36

5.2   Expiration  37

5.3   Issuance of New Rights Certificates 37

5.4   Supplements and Amendments    37

5.5   Fractional Rights and Fractional Shares   37

5.6   Rights of Action  38

5.7   Holder of Rights Not Deemed a Shareholder 38

5.8   Notice of Proposed Actions    38

5.9   Notices     39

5.10  Costs of Enforcement    40

5.11  Successors  40

5.12  Benefits of this Agreement    40

5.13  Governing Law     40

5.14  Counterparts      40

5.15  Severability      40

5.16  Effective Date    41

5.17  Reconfirmation After Five Years     41

5.18  Determinations and Actions by the Board of Directors  41

5.19  Declaration as to Non-Canadian Holders    42

5.20  Successor Corporations  42

5.21  Time of Essence   43

SCHEDULE A

SHAREHOLDER RIGHTS PLAN

            THIS AGREEMENT was made as of the 31st day of July, 2000.

BETWEEN:

MICROLOGIX BIOTECH INC., of 3650 Wesbrook Mall, Vancouver, British Columbia, V6S 2L2

(the "Corporation")

OF THE FIRST PART

AND:

PACIFIC CORPORATE TRUST COMPANY, of Suite 830, 625 Howe Street, Vancouver, British Columbia, V6C 3B8

(the "Rights Agent")

OF THE SECOND PART

The following numbering is done with the Alt NR (recitals) numbering macro.  The numbered paragraphs use Recital styles.  The shortcut keys are Alt R1, Alt R2, Alt R3.

            WHEREAS the Board of Directors has determined that it is advisable to adopt a shareholder rights plan (the "Rights Plan"), inter alia, in order to:

(a) facilitate the maximization of shareholder values if a substantial portion of the Voting Shares or the assets of the Corporation are to be acquired by any Person;

(b) protect the Corporation and its shareholders from abusive acquisition tactics or acquisitions which may not be in the best interests of the Corporation and its shareholders; and

(c) provide a framework in which appropriate take-over bids for the Corporation can be put before its shareholders in a fair and proper manner so that its shareholders can make a fully informed decision with respect to such take-over bids;

            AND WHEREAS the Board of Directors has been advised that, based upon the experiences of other corporations and taking into account the circumstances itself, the adoption of the Rights Plan will assist the Corporation to achieve the intended results;

            AND WHEREAS it is not the intention of the Board of Directors to adopt the Rights Plan as a means of preventing or deterring any Person from seeking to acquire the Voting Shares or the assets of the Corporation, provided they do so in a manner that is fair to all shareholders, or of foreclosing the ability of the Board of Directors to take any action that it, at its discretion, considers reasonable in the circumstances of any such transaction having regard for the best interests of the Company and its shareholders;

            AND WHEREAS in order to implement the Rights Plan, the Board of Directors has: note: keep the soft return in on the first line below as the comma after the bullet moves to the next line, regardless of the home space - weird

(a) authorized and declared effective 5:00 P.M. (Vancouver time) on

July 31, 2000 a distribution of one right (a "Right") in respect of each Common Share outstanding at the Close of Business on July 31, 2000 (the "Record Time"); and

(b) authorized the issuance of one Right in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined);

            AND WHEREAS each Right entitles the holder thereof, after the Separation Time  but before the Expiration Time, to purchase securities of the Corporation (or, in certain cases, of certain other entities) pursuant to the terms and subject to the conditions set forth herein;

            AND WHEREAS the Corporation desires to appoint the Rights Agent to act on behalf of the Corporation and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereafter defined), the exercise of Rights and other matters referred to herein;

            NOW, THEREFORE, in consideration of the premises and the respective agreements set forth herein, the parties hereto hereby agree as follows:

The following numbering is done with the Alt NC numbering macro.  There are 6 levels (Heading 1 to Heading 6 styles); shortcut keys Ctrl Alt 1 to Ctrl Alt 6.

Article 1  - INTERPRETATION

1.1 Definitions

            For purposes of this Agreement, the following terms have the meanings indicated:

(a) "Acquiring Person" means any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation provided, however, that the term "Acquiring Person" shall not include:

(i) the Corporation or any Subsidiary or Affiliate, any employee, executive or director stock ownership or other benefit plan, any trust for the benefit of employees of the Corporation or any Subsidiary or Affiliate, or any Person organized, appointed or established by the Corporation for or pursuant to the terms of any such plan or trust;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation after the Record Time and such Person's Beneficial Ownership does not exceed the number of Voting Shares Beneficially Owned by such Person immediately prior to the Record Time other than as a result of:

(A) acquisitions or redemptions by the Corporation of Voting Shares of the Corporation which, by reducing the number of Voting Shares outstanding, increases the proportionate number of Voting Shares Beneficially Owned by such Person to 20% or more of the Voting Shares of the Corporation then outstanding ("Voting Share Reductions");

(B) share acquisitions made pursuant to a Permitted Bid or a Competing Permitted Bid ("Permitted Bid Acquisitions");

(C) share acquisitions in respect of which the Board of Directors has waived the application of section 3.1 or 3.2 pursuant to the provisions of subsections 5.1(b) or 5.1(c) or which were made on or prior to the date of this Agreement ("Exempt Acquisitions"); or

(D) a Pro-rata Acquisition;

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the Voting Shares of the Corporation then outstanding by reason of (i) Voting Share Reductions, (ii) Permitted Bid Acquisitions, (iii) Exempt Acquisitions, or (iv) Pro-rata Acquisitions and, after such Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions or Pro-rata Acquisitions such Person, while such Person is the Beneficial Owner of 20% or more of the Voting Shares of the Corporation then outstanding, becomes the Beneficial Owner of any additional Voting Shares constituting more than 1% of the Voting Shares then outstanding of the Corporation (other than pursuant to Voting Share Reductions, Permitted Bid Acquisitions, Exempt Acquisitions or Pro-rata Acquisitions) then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall be deemed to be an "Acquiring Person";

(iii) for the period of 10 days after the Disqualification Date (as hereinafter defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation as a result of such Person becoming disqualified from relying on paragraph 1.1(e)(vii) hereof solely because such Person has made or proposes to make a tender or exchange offer or Take-Over Bid in respect of securities of the Corporation alone or by acting jointly or in concert with any other Person; the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 111 of the Securities Act (British Columbia) or, section 102 of the Securities Act (Ontario)) by such Person or the Corporation of the intent to commence such a tender or exchange offer or Take-Over Bid being herein referred to as the "Disqualification Date".

(b) "Affiliate" shall have the meaning ascribed thereto in the Securities Act (British Columbia.

(c) "Agreement" means this Rights Agreement as amended, modified or supplemented from time to time.

(d) "Associate" shall have the meaning ascribed thereto in the Securities Act (British Columbia.

(e) Subject to section 1.3, a Person shall be deemed the "Beneficial Owner", and to have "Beneficial Ownership", of, and to "Beneficially Own" any securities:

(i) as to which such Person or any such Person's Affiliates or Associates is or may be deemed to be the direct or indirect beneficial owner pursuant to the Company Act (British Columbia) or the Securities Act (British Columbia) for the purposes of insider trading or takeover bids (or pursuant to any comparable or successor laws, rules or regulations) or, if such provisions shall be rescinded and there shall be no comparable or successor laws or regulations, pursuant to the provisions of the Company Act (British Columbia) or the Securities Act (British Columbia) as in effect of the date of this Agreement whether or not such laws or regulations apply to such Person and whether or not such beneficial owner or deemed beneficial owner is the holder of record of such securities;

(ii) as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly:

(A) the right to acquire (whether such right is exercisable immediately or after the lapse or passage of time or upon the occurrence of a contingency or otherwise) pursuant to any agreement, arrangement, pledge or understanding (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering of securities and other than pledges of securities in the ordinary course of business) or upon the exercise of any conversion right, exchange right, share purchase right (other than the Rights), warrant or option, or otherwise; or

(B) the right to vote such security (whether such right is exercisable immediately or after the lapse or passage of time or upon the occurrence of a contingency or otherwise), pursuant to any agreement, arrangement or understanding, or otherwise; and

(iii) which are Beneficially Owned, directly or indirectly, within the meaning of subsections 1.1(e)(i) or (ii) herein by any other Person with which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (whether or not in writing) with respect to or for the purpose of acquiring, holding, voting or disposing of any Voting Shares (other than customary agreements with and between underwriters and banking group or selling group members with respect to a bona fide public offering of securities) or acquiring, holding or disposing of a significant portion of the property or assets of the Corporation on a consolidated basis;

provided, however, that a Person shall not be deemed the "Beneficial Owner", or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(iv) solely because such security has been deposited or tendered pursuant to a Take-Over Bid made by such Person or by any of such Person's Affiliates or Associates until the earliest of such tendered security being accepted unconditionally for payment or exchange or being taken up and paid for;

(v) solely because such Person or any of such Person's Affiliates or Associates has or shares the power to vote or direct the voting of such security pursuant to a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the applicable rules and regulations under the Securities Act (British Columbia);

(vi) solely because such Person or any of such Person's Affiliates or Associates has or shares the power to vote or direct the voting of such security in connection with or in order to participate in a public proxy solicitation made or to be made pursuant to and in accordance with the applicable rules and regulations referred to in subsection 1.1(e)(v) herein; or

(vii) solely because such Person holds or exercises voting or dispositive power over such security provided that:

(A) the ordinary business of any such Person (the "Investment Manager") includes the management of investment funds for others (which, without limitation, may include or be limited to one or more employee benefit plans or pension plans) and such voting or dispositive power over such security is held by the Investment Manager in the ordinary course of such business in the performance of such Investment Manager's duties for the fully managed account of any other Person (a "Client") who is not an Associate or Affiliate of the Investment Manager;

(B) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such voting or dispositive power over such security in the ordinary course of such duties for such Estate Accounts or Other Accounts, where such estate or any beneficiary thereof is not an Associate or Affiliate of the Trust Company; or

(C) the Person is an independent person established by statute for, among other things, the administration of benefit plans (the "Independent Person");

provided that:

(D) the Voting Shares beneficially owned by the Investment Manager, the Trust Company or the Independent Person, as the case may be, do not exceed 5% of the outstanding Voting Shares; and

(E) the Investment Manager, the Trust Company or the Independent Person, as the case may be, has not made or participated in or proposed to make or participate in a Take-Over Bid alone or by acting jointly or in concert with any other Person;

(viii) solely because such Person is a Client of the same Investment Manager as another Person on whose account the Investment Manager holds or exercises voting or dispositive power over such security, or solely because such Person is an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds or exercises voting or dispositive power over such security;

(ix) where such Person is:

(A) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager;

(B) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company;

For the purposes of this Agreement in determining the percentage of the outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all Voting Shares as to which such Person is deemed the Beneficial Owner shall be deemed outstanding.

(f) "Board of Directors" means the board of directors of the Corporation or, if duly constituted and whenever duly empowered, the executive committee of the board of directors of the Corporation.

(g) "Business Day" means any day other than a Saturday, Sunday or a day that is treated as a holiday at the Corporation's or the Rights Agent's principal executive offices in Canada.

(h) "Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the Canadian-U.S. Exchange Rate on such date.

(i) "Canadian-U.S. Exchange Rate" means on any date the inverse of the U.S.-Canadian Exchange Rate.

(j) "Close of Business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the office of the transfer agent for the Common Shares in the City of Vancouver (or, after the Separation Time, the offices of the Rights Agent in the City of Vancouver) becomes closed to the public.

(k) "Common Shares" means the Common shares without par value in the capital stock of the Corporation and, when used with reference to any Person other than the Corporation, shall mean the class or classes of shares (or similar equity interest) with the greatest per share voting power entitled to vote generally in the election of all directors of such other Person or the equity securities or other equity interest of an entity having power (whether or not exercised) to control or direct the management of such other Person or if such other Person is a Subsidiary of another person, the Person or Persons which ultimately control such first-mentioned Person.

(l) "Competing Permitted Bid" means a Take-Over Bid that:

(i) is made for the Voting Shares after a Permitted Bid for Voting Shares has been made but prior to the expiry of such Permitted Bid;

(ii) satisfies all of the conditions of the definition of Permitted Bid subject to subsection 1.1(l)(iii) herein; and

(iii) contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the Close of Business on a date which is not earlier than the later of 21 days following the date of the Take-Over Bid or the 60th day following the date of the earliest Permitted Bid.

(m) "Corporation" means Micrologix Biotech Inc.

(n) "Exempt Acquisition" shall have the meaning ascribed thereto in subsection 1.1(a)(ii)(C).

(o) "Exercise Price" means, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right and until adjustment thereof in accordance with the terms hereof, the Exercise Price shall equal $100.

(p) "Expiration Time" means the earlier of:

(i) the Termination Time; or

(ii) the Close of Business on that date which is the earlier of:

(A) the date of termination of the next annual general meeting of the shareholders of the Corporation after the date of this Agreement if this Agreement is not approved at such meeting as required by Section 5.16 herein;

(B) the date of termination of the meeting of the shareholders of the Corporation called to consider the reconfirmation of this Agreement as provided for in Section 5.17 herein if this Agreement is not reconfirmed at such meeting as required by Section 5.17 herein; and

(C) the tenth anniversary of the date of this Agreement, if this Agreement is approved and reconfirmed as required by Sections 5.16 and 5.17, respectively;

(q) "Flip-in Event" means a transaction in or pursuant to which any Person becomes an Acquiring Person provided, however, that the term "Flip-in Event" shall not include any transaction or event that constitutes a Flip-over Event.

(r) "Flip-over Entity" shall have the meaning attributed thereto in section 3.1.

(s) "Flip-over Event" means:

(i) a transaction or series of transactions in or pursuant to which, directly or indirectly, the Corporation shall consolidate or merge with or into, amalgamate with or into or enter into a statutory arrangement with, any other Person (other than a wholly-owned subsidiary of the Corporation), or any other Person (other than a wholly-owned subsidiary of the Corporation) shall consolidate or merge with or into, amalgamate with or into or enter into a statutory arrangement with, the Corporation, and, in connection therewith, all or part of the outstanding Voting Shares shall be changed in any way, reclassified or converted into or exchanged, redeemed or otherwise acquired for shares or other securities of the Corporation or any other Person or cash or any other property; or

(ii) a transaction or series of transactions in which, directly or indirectly, the Corporation shall sell or otherwise assign or transfer, including by way of leasehold interest, (or one or more of its Subsidiaries shall sell or otherwise assign or transfer) property or assets that in the opinion of the Board of Directors:

(A) aggregate more than 50% of the assets (measured by either book value or fair market value); or

(B) which generated during the Corporation's last completed fiscal year or are expected to generate in the Corporation's then current fiscal year more than 50% of the operating income or cash flow;

of the Corporation and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Corporation or one or more of its wholly owned Subsidiaries).

(t) "Independent Shareholders" means holders of Voting Shares excluding any Acquiring Person or Offeror, any Associate or Affiliate of such Acquiring Person or Offeror or any Person acting jointly or in concert with such Acquiring Person or Offeror or with any Associate or Affiliate of such Acquiring Person or Offeror.

(u) "Market Price" per share of any securities on any date of determination shall mean the average of the daily Closing Price Per Share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in section 2.3 hereof shall have caused the closing price in respect of any Trading Day used to determine the Market Price not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day.  The "Closing Price Per Share" of any securities on any date shall be:

(i) the closing board lot sale price, or, if such price is not available, the average of the closing bid and asked prices, for each share as reported by the principal stock exchange in Canada on which such securities are listed and posted for trading;

(ii) if the securities are not listed or posted for trading on any stock exchange in Canada, the last sale price, regular way, or, in case no such sale takes place on such date, the average of the closing bid and asked prices, regular way, for each share of such securities as reported in the principal consolidated transaction reporting system with respect to securities listed or posted for trading on the principal national securities exchange in the United States on which such securities are listed or posted for trading;

(iii) if for any reason none of such prices is available on such date or the securities are not listed or admitted to trading on a stock exchange in Canada or a national securities exchange in the United States, the last quoted price, or if not so quoted, the average of the high bid and low asked prices for each share of such securities in the applicable over-the-counter market; or

(iv) if on any such date the securities are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if on any such date the securities are not traded in the over-the-counter market, the closing price per share of such securities on such date shall mean the fair value per share of such securities on such date as determined in good faith by the Board of Directors, after consultation with a nationally or internationally recognized investment banking firm with respect to the fair value per share of such securities.  The Market Price shall be expressed in Canadian dollars and if initially determined in respect of any day forming part of the 10 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars at the Canadian Dollar Equivalent thereof.

(v) "Offer to Acquire" shall include:

(i) an offer to purchase, or a solicitation of an offer to sell, Voting Shares; and

(ii) an acceptance of an offer to sell Voting Shares, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell.

(w) "Offeror" means a Person who has announced an intention to make or who has made a Take-Over Bid.

(x) "Offeror's Securities" means Voting Shares Beneficially Owned by any Offeror or by any Person acting jointly or in concert with any Offeror.

(y) "Permitted Bid" means a Take-Over Bid made in compliance with, and not on a basis which is exempt from or otherwise not subject to, the provisions of Part 13 of the Securities Act (British Columbia) and the rules and regulations made thereunder or Part XX of the Securities Act (Ontario) and the rules and regulations made thereunder, or such comparable or successor, laws, rules or regulations, or, if such provisions shall be repealed and there shall be no comparable successor laws, rules or regulations, in accordance with Part 13 of the Securities Act (British Columbia) and the rules made thereunder as they read at the date of this Agreement and in compliance with all other applicable laws (including the securities laws and regulations of all other relevant jurisdictions) and which also complies with the following additional provisions:

(i) the Take-Over Bid is made to all holders of record of Voting Shares wherever resident as registered on the books of the Corporation, on identical terms;

(ii) the Person making the Take-Over Bid undertakes that none of such Person, any Affiliate or Associate of such Person or any Person acting jointly or in concert with such Person or with its Affiliates or Associates will acquire any Voting Shares while such Take-Over Bid is outstanding;

(iii) the Take-Over Bid is made on terms and conditions that comply with all laws, regulations, rules, policy statements, cabinet directions or conditions of licence or franchise relating to a change of ownership or effective control of the Corporation or any Subsidiary of the Corporation or any undertaking carried on by the Corporation or any Subsidiary of the Corporation, and all other applicable laws, and that do not and will not, upon the consummation of the bid, result in the Corporation or any Subsidiary of the Corporation being in default under, or in contravention of, any such laws, regulations, rules, policy statements, cabinet directions, conditions of licence or franchise or any other applicable laws;

(iv) the Take-Over Bid contains irrevocable and unqualified provisions that all Voting Shares may be deposited pursuant to the Take-Over Bid at any time prior to the Close of Business on the date referred to in subsection 1.1(y)(v) and that all Voting Shares deposited pursuant to the Take-Over Bid may be withdrawn at any time prior to the Close of Business on such date;

(v) the Take-Over Bid contains, and the take up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-Over Bid prior to the Close of Business on a date which is not less than 60 days following the date of the Take-Over Bid and that Voting Shares shall not be taken up and paid for by the Offeror unless Independent Shareholders have deposited or tendered shares representing more than 50% of the Voting Shares then outstanding pursuant to the Take-Over Bid and have not withdrawn such shares;

(vi) the Take-Over Bid contains an irrevocable and unqualified provision that, should the condition referred to in subsection 1.1(y)(v) be met, the Offeror will make a public announcement of that fact, the Take-Over Bid will be extended on the same terms for a period of not less than 10 days from the date referred to in subsection 1.1(y)(v) and where a greater number of such Voting Shares is deposited pursuant thereto than the Offeror is bound or willing to acquire under the Take-Over Bid, the Voting Shares shall be taken up and paid for on a pro rata basis;

(vii) the Offeror shall provide the Rights Agent, within two Business Days of the announcement of the Take-Over Bid, with a list of all securities of the Corporation Beneficially Owned by each of the Offeror and such Offeror's Associates and Affiliates and any Person acting jointly or in concert with the Offeror or any of the Offeror's Associates and Affiliates, together with the particulars of the registration of all such securities, and an undertaking to update such list on a daily basis to reflect any changes occurring or to occur in such Beneficial Ownership prior to the termination or expiration of the Take-Over Bid, and the Offeror shall perform its obligation under such undertaking; and

(viii) if the Take-Over Bid contains non-cash consideration, the circular accompanying or forming part of the Take-Over Bid shall be accompanied by an opinion of a nationally or internationally recognized investment dealer or investment banker dated the date of the Take-Over Bid and addressed to the offeree holders of Voting Shares as to the market trading cash value of such non-cash consideration in the hands of the offeree holders of Voting Shares on a fully distributed basis.

(z) "Permitted Bid Acquisitions" shall have the meaning ascribed thereto in subsection 1.1(a)(ii)(B).

(aa) "Person" shall include any individual, firm, partnership, association, trust, group, body corporate, corporation, unincorporated organization, syndicate, governmental entity, or other entity.

(bb) "Pro-rata Acquisitions" means acquisitions of Voting Shares as a result of a stock dividend, stock split or other event pursuant to which a Person receives or acquires Voting shares on the same pro-rata basis as all other holders of the same class of Voting Shares, or pursuant to a regular dividend reinvestment or other plan of the Corporation made available by it to all holders of the same class of Voting Shares where such plan permits the holder to direct the dividends paid in respect of such Voting Shares be applied to the purchase from the Corporation of further securities of the Corporation.

(cc) "Record Time" means the Close of Business on July 31, 2000.

(dd) "Regular Periodic Cash Dividend" means cash dividends paid at regular intervals in any fiscal year of the Corporation to the extent that such cash dividends do not exceed, in the aggregate, the greatest of:

(i) 200% of the aggregate amount of cash dividends declared payable by the Corporation on its Common Shares in its immediately preceding fiscal year;

(ii) 300% of the arithmetic mean of the aggregate amounts of cash dividends declared payable by the Corporation on its Common Shares in its three immediately preceding fiscal years; and

(iii) 100% of the aggregate consolidated net income of the Corporation, before extraordinary items, for its immediately preceding fiscal year.

(ee) "Right" means the rights authorized to be issued by the Board of Directors and governed by this Agreement, as further described in the recitals to this Agreement.

(ff) "Rights Agent" means Pacific Corporate Trust Company.

(gg) "Rights Certificate" means the certificates representing the rights after the Separation Time, which shall be in the form attached hereto as Schedule A.

(hh) "Separation Time" means the Close of Business on the earlier of:

(i) the tenth Business Day (or such earlier or later date as the Board of Directors may from time to time determine) after the Stock Acquisition Date; and

(ii) the tenth Business Day (or such earlier or later date as may be established by the Board of Directors at any time prior to any Person becoming an Acquiring Person or, if such date is not a Business Day, the next succeeding Business Day) after the date of the commencement of, or first public announcement of the intent of any Person (other than the Corporation or any Subsidiary of the Corporation) to commence, a Take-Over Bid (other than a Permitted Bid or Competing Permitted Bid so long as such Take-Over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid), provided that if any Take-Over Bid referred to in this subsection 1.1(hh)(ii) expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed, for purposes of this subsection 1.1(hh), never to have been made.

(ii) "Shares" means shares in the capital of the Corporation.

(jj) "Stock Acquisition Date" means the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to section 111 of the Securities Act (British Columbia) or section 102 of the Securities Act (Ontario)) by the Corporation or an Acquiring Person that a Person has become an Acquiring Person.

(kk) "Subsidiary" of any specified Person shall have the meaning ascribed thereto in the Securities Act (British Columbia).

(ll) "Take-Over Bid" means an Offer to Acquire Voting Shares of the Corporation or securities convertible into Voting Shares of the Corporation, where the Voting Shares of the Corporation subject to the Offer to Acquire, together with the Voting Shares of the Corporation into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute in the aggregate 20% or more of the outstanding Voting Shares of the Corporation at the date of the Offer to Acquire.

(mm) "Termination Time" shall mean the time at which the right to exercise Rights shall terminate as provided for in this Agreement.

(nn) "Trading Day", when used with respect to any securities, shall mean a day on which the principal Canadian securities exchange on which such securities are listed or posted for trading is open for the transaction of business or, if the securities are not listed or posted for trading on any Canadian securities exchange, a Business Day.

(oo) "U.S.-Canadian Exchange Rate" shall mean on any date:

(i) if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii) in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith.

(pp) "U.S. Dollar Equivalent" of any amount which is expressed in Canadian dollars shall mean on any day the United States dollar equivalent of such amount determined by reference to the U.S.-Canadian Exchange Rate on such date.

(qq) "Voting Shares", when used with reference to the Corporation, means collectively the Common Shares of the Corporation and any other shares of capital stock of the Corporation to which is attached a right to vote generally for the election of directors, and when used with reference to any other Person other than the Corporation, means a Common Share of such Person and any other share of capital stock or voting interests of such person entitled to vote generally for the election of directors.

The percentage of Voting Shares Beneficially Owned by any Person, shall, for the purposes of this Agreement, be and be deemed to be the product determined by the formula:

100 x A

      B

where

A =   the number of votes for the election of all directors generally attaching to the Voting Shares Beneficially Owned by such Person; and

B =   the number of votes for the election of all directors generally attaching to all outstanding Voting Shares;

and where any Person is deemed to Beneficially Own unissued Voting Shares, such Voting Shares shall be deemed to be outstanding for the purpose of calculating the percentage of Voting Shares Beneficially Owned by such Person.

(rr) "Voting Share Reduction" shall have the meaning attributed thereto in subsection 1.1 (a)(ii)(A).

1.2 Currency.

            All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Grandfather Provision.

            For the purposes of determining whether a Person is an Acquiring Person and interpreting the definition of Acquiring Person, a Person shall not be and shall not be deemed to be an Acquiring Person if such Person:

(i) is the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation determined as at the Record Time; or

(ii) becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares of the Corporation after the Record Time and such Person's Beneficial Ownership of Voting Shares of the Corporation does not exceed the number of Voting Shares of the Corporation Beneficially Owned by such Person immediately prior to the Record Time by more than 2% of the then issued and outstanding Voting Shares of the Corporation;

provided, however, that this exception shall not be, and shall cease to be, applicable to a Person in the event that such Person shall, after the Record Time, become the Beneficial Owner of additional Voting Shares of the Corporation constituting more than 2% of the Voting Shares of the Corporation then outstanding other than pursuant to Permitted Bid Acquisitions or through Exempt Acquisitions, Voting Share Reductions or Pro-rata Acquisitions and provided further that, in the event that this exception shall cease to be applicable to a Person as aforesaid, such Person shall be and shall be deemed to be an Acquiring Person as at and from the time that this exception shall cease to be applicable.

1.4 Holder

            As used in this Agreement, unless the context otherwise requires the term "holder" when used with reference to Rights, means the registered holder of such rights or prior to the Separation Time, the Shares with which such Rights are associated.

1.5 Acting in Good Faith

            For purposes of this Agreement, when any determination or decision is made by the Board of Directors pursuant to this Agreement, the Board of Directors shall exercise its powers and discharge its duties honestly and in good faith with a view to the best interests of the Corporation and each director shall exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances all in accordance with the requirements of the Company Act (British Columbia).

1.6 Acting Jointly or in Concert

            For the purposes of this Agreement, a Person is acting jointly or in concert with every Person who is a party to any agreement, commitment or understanding, whether formal or informal, with the first Person or any Associate or Affiliate thereof for the purpose of acquiring or offering to acquire Voting Shares.

1.7 Headings and References

            The headings of the articles, sections and subsections of this Agreement and the table of contents are inserted for convenience of reference only and shall not affect the construction or interpretation of this Agreement.  All references to articles, sections and subsections are to articles, sections and subsections of this Agreement.  The words "hereto", "herein", "hereof", "hereunder", "this Agreement", "the Rights Agreement" and similar expressions refer to this Agreement including schedules attached hereto as a whole, as the same may be amended, modified or supplemented at any time or from time to time.

1.8 Singular, Plural etc.

            In this Agreement, where the context so requires, words importing the singular number include the plural and vice versa and words importing gender include the masculine, feminine and neuter genders.

1.9 Schedules

            Any schedule attached hereto forms part of this Agreement.

1.10 Statutory References

            References in this Agreement to any statute will be deemed to be a reference to that statute as amended, re-enacted or replaced from time to time, and includes any rules or regulations made under that statute.

Article 2  - THE RIGHTS

2.1 Legend on Certificates

            Certificates for the Common Shares issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time shall evidence one Right for each Common Share represented thereby and shall have impressed on, printed on, typewritten on or otherwise affixed thereto the following legend:

"Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement, dated as of the 31st day of July, 2000, between Micrologix Biotech Inc. (the "Corporation") and Pacific Corporate Trust Company as Rights Agent (the "Rights Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Corporation.  Under certain circumstances, as set forth in the Rights Agreement, such Rights may be terminated, amended, redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, whether currently held by or on behalf of such Person or any subsequent holder) or may be evidenced by separate certificates and may no longer be evidenced by this certificate.  The Corporation will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge within five days after the receipt of a written request therefor."

Certificates representing Common Shares that are issued and outstanding at the Record Time shall evidence one Right for each Common Share evidenced thereby notwithstanding the absence of the foregoing legend until the earlier of the Separation Time and the Expiration Time.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Common Share, for the Exercise Price.

(b) Until the Separation Time:

(i) no Right may be exercised; and

(ii) each Right will be evidenced by the certificate for the associated Share (which certificates shall also be deemed to be Rights Certificates) and will be transferable only together with, and will be transferred by a transfer of, such associated Share.

(c) From and after the Separation Time and prior to the Expiration Time, the Rights:

(i) may be exercised; and

(ii) will be registerable and transferable independent of Shares.

Promptly following the Separation Time the Rights Agent will mail to each holder of record of Common Shares as of the Separation Time, (other than an Acquiring Person and other than, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of Record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Corporation (and the Corporation hereby agrees to furnish copies of such records to the Rights Agent for this purpose):

(A) a Rights Certificate representing the number of Rights held by such holder at the Separation Time in substantially the form of Schedule A attached hereto, appropriately completed and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Corporation may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule, regulation or judicial or administrative order or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage, and

(B) a disclosure statement describing the Rights;

provided that a Nominee shall be sent the materials provided for in (A) and (B) above only in respect of all Common Shares held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised in whole or in part on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent the Rights Certificate evidencing such Rights with an Election to Exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or its executors or administrators or other personal representatives or its legal attorney duly appointed by an instrument in writing in form and manner satisfactory to the Rights Agent, accompanied by payment in cash, or by certified cheque, banker's draft or money order payable to the order of the Corporation, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for the relevant Shares in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate with a duly completed and executed Election to Exercise accompanied by payment as set forth in subsection 2.2(d) herein, the Rights Agent will (unless otherwise instructed by the Corporation) forthwith;

(i) requisition from a transfer agent for the relevant Shares, certificates representing the number of Shares to be purchased (the Corporation hereby irrevocably authorizing its transfer agents to comply with all such requisitions);

(ii) when appropriate, requisition from the Corporation the amount of cash to be paid in lieu of issuing fractional Shares;

(iii) after receipt of such certificates, deliver the same to or upon the order of the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder; and

(iv) when appropriate, after receipt, deliver such cash to or to the order of the registered holder of the Rights Certificate.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Corporation covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) subject to section 5.19, take all such action as may be necessary and within its power to comply with any applicable requirements of the Securities Act (British Columbia) or comparable legislation of each of the provinces of Canada or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Shares upon exercise of Rights;

(iii) use commercially reasonable efforts to cause all Shares issued upon exercise of Rights to be listed on the principal exchanges on which the Shares of such class or series were traded prior to the Stock Acquisition Date; and

(iv) pay when due and payable any and all federal and provincial transfer taxes (for greater certainty not including any income taxes of the holder or exercising holder or any liability of the Corporation to withhold tax) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Shares, provided that the Corporation shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being transferred or exercised.

2.3 Adjustments to Exercise Price; Number of Rights

            The Exercise Price, the number and kind of Shares subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this section 2.3.

(a) In the event the Corporation shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a dividend on the Common Shares payable in Common Shares (or other securities exchangeable for or convertible into or giving a right to acquire Common Shares) other than pursuant to any optional stock dividend program;

(ii) subdivide or change the then outstanding Common Shares into a greater number of Common Shares;

(iii) consolidate or change the then outstanding Common Shares into a smaller number of Common Shares; or

(iv) issue any Common Shares (or other capital stock or securities exchangeable for or convertible into or giving a right to acquire Common Shares or other capital stock) in respect of, in lieu of, or in exchange for existing Common Shares, except as otherwise provided in this section 2.3;

the Exercise Price and the number of Rights outstanding, or, if the payment or effective date therefor shall occur after the Separation Time, the Shares purchasable upon exercise of Rights shall be adjusted in the manner set forth below.  If the Exercise Price and number of Rights outstanding are to be adjusted,

(A) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Common Shares (or other capital stock) (the "Expansion Factor") that a holder of one Common Share immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof; and

(B) each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor, and the adjusted number of Rights will be deemed to be allocated among the Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, combination or issuance, so that each such Share (or other capital stock) will have exactly one Right associated with it.

If the Shares purchasable upon exercise of Rights are to be adjusted, the Shares purchasable upon exercise of each Right after such adjustment will be the Shares that a holder of the Shares purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, combination or issuance would hold thereafter as a result thereof.  If after the Record Time and prior to the Expiration Time the Corporation shall issue any shares of capital stock other than Common Shares in a transaction of a type described in subsections 2.3(a)(i) to (iv), shares of such capital stock shall be treated herein as nearly equivalent to Common Shares as may be practicable and appropriate under the circumstances and the Corporation and the Rights Agent agree to amend this Agreement in order to effect such treatment, and will not consolidate with, amalgamate with or into or enter into a statutory arrangement with, any other Person unless such Person agrees to be bound by the terms of an amendment effecting such treatment.

In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Common Shares otherwise than in a transaction  referred to in the preceding subsection, each such Common Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the Certificate representing such Share.

(b) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares of rights, options, or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Common Shares (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares) at a price per Common Share (or, if a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Common Shares, having a conversion, exchange or exercise price (including the price required to be paid to purchase such convertible or exchangeable security or right per share)) less than the Market Price per Common Share on such record date, the Exercise Price shall be adjusted.  The Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction, of which the numerator shall be the number of Common Shares outstanding on such record date plus the number of Common Shares which the aggregate offering price of the total number of Common Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered, including the price required to be paid to purchase such convertible or exchangeable securities or rights) would purchase at such Market Price and of which the denominator shall be the number of Common Shares outstanding on such record date plus the number of additional Common Shares to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).  In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights.  For purposes of this Agreement, the granting of the right to purchase Common Shares (whether from treasury shares or otherwise) pursuant to any dividend or interest reinvestment plan and/or any Common Share purchase plan providing for the reinvestment of dividends or interest payable on securities of the Corporation and/or the investment of periodic optional payments and/or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants) shall not be deemed to constitute an issue of rights, options or warrants by the Corporation; provided, however, that, in the case of any dividend or interest reinvestment plan, the right to purchase Common Shares is at a price per share of not less than 90% of the current Market Price per Common Share (determined as provided in such plans).  Such adjustment shall be made successively whenever such a record date is fixed and, in the event that such rights, options or warrants are not so issued, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price which would then be in effect if such record date had not been fixed.

(c) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Common Shares (including without limitation any distribution made in connection with a merger in which the Corporation is the continuing corporation) of evidences of indebtedness or assets (other than a Regular Periodic Cash Dividend or a dividend paid in Common Shares) or rights, options or warrants (excluding those referred to in subsection 2.3(b)), the Exercise Price shall be adjusted.  The Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date less the fair market value as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights, of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to the securities purchaseable upon exercise of one Right.  Such adjustments shall be made successively whenever such a record date is fixed and, in the event that such distribution is not so made, the Exercise Price in respect of the Rights shall be adjusted to be the Exercise Price in respect of the Rights which would have been in effect if such record date had not been fixed.

(d) Each adjustment made pursuant to this section 2.3 shall be made as of:

(i) the payment or effective date for the applicable dividend, subdivision, consolidation, change, or issuance, in the case of an adjustment made pursuant to subsection 2.3(a) herein; and

(ii) the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to subsections 2.3(b) or (c) herein.

Any adjustment pursuant to subsections 2.3(a), (b), (c) and (e) herein shall be made successively whenever an event referred to shall occur, subject to the other subsections of this section 2.3.

(e) In the event the Corporation shall at any time after the Record Time and prior to the Separation Time issue any Shares (other than Common Shares), or rights, options or warrants to subscribe for or purchase any such Shares, or securities convertible into or exchangeable for any such Shares, in a transaction referred to in subsections 2.3 (a)(i) or (iv) herein, if the Board of Directors acting in good faith determines that the adjustments contemplated by subsections 2.3(a), (b) and (c) herein in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchaseable upon exercise of Rights would be appropriate and, notwithstanding subsections 2.3(a), (b) and (c) herein, such adjustments, rather than the adjustments contemplated by subsections 2.3(a), (b) and (c) herein, shall be made.  The Corporation and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(f) Notwithstanding anything herein to the contrary, no adjustment in an Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(f) are not required to be made shall be carried forward and taken into account in any subsequent adjustment.  Each adjustment to the Exercise Price made pursuant to this section 2.3 shall be calculated to the nearest cent or the nearest ten-thousandth of a Common Share or other Share, as the case may be.  Whenever an adjustment to the Exercise Price is made pursuant to this section 2.3, the Corporation shall:

(i) promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii) promptly file with the Rights Agent and with each transfer agent for the Common Shares a copy of such certificate and a brief summary thereof to each holder of Rights.

(g) Irrespective of any adjustment or change in an Exercise Price or the number of securities purchaseable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the relevant Exercise Price per Share and the number of securities so purchaseable which were expressed in the initial Rights Certificates issued hereunder.

(h) If as a result of an adjustment made pursuant to section 3.1 or section 3.2 herein, the holder of any Right thereafter exercised shall become entitled to receive any Shares other than Common Shares, thereafter the number of such other Shares so receivable upon exercise of any Right and the applicable Exercise Price thereof shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Common Shares contained in this section 2.3, and the provisions of this Agreement with respect to the Common Shares shall apply on like terms to any such other Shares.

(i) Unless the Corporation shall have exercised its election as provided in subsection 2.3(j), upon each adjustment of an Exercise Price as a result of the calculations made in subsections 2.3(b) and (c), each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Exercise Price, that number of Common Shares (calculated to the nearest one ten-thousandth), obtained by:

(i) multiplying (A) the number of such Shares covered by a Right immediately prior to this adjustment by (B) the relevant Exercise Price in effect immediately prior to such adjustment of the relevant Exercise Price; and

(ii) dividing the product so obtained by the relevant Exercise Price in effect immediately after such adjustment of the relevant Exercise Price.

(j) The Corporation may elect on or after the date of any adjustment of an Exercise Price to adjust the number of Rights, in lieu of any adjustment in the number of Shares purchaseable upon the exercise of a Right.  Each of the Rights outstanding after the adjustment in the number of Rights shall be exercisable for the number and kind of Shares for which such Right was exercisable immediately prior to such adjustment.  Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one ten-thousandth) obtained by dividing the relevant Exercise Price in effect immediately prior to adjustment of the relevant Exercise Price by the relevant Exercise Price in effect immediately after adjustment of the relevant Exercise Price.  The Corporation shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made.  This record date may be the date on which the relevant Exercise Price is adjusted or any day thereafter but, if the Rights Certificates have been issued, shall be at least 10 days later than the date of the public announcement.  If Rights Certificates have been issued, upon each adjustment of the number of Rights pursuant to this subsection 2.3(j), the Corporation shall, as promptly as practicable, cause to be distributed to holders of record of Rights Certificates on such record date, Rights Certificates evidencing, subject to section 5.5 herein, the additional Rights to which such holders shall be entitled as a result of such adjustment or, at the option of the Corporation, shall cause to be distributed to such holders of record in substitution and replacement for the Rights Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Corporation, new Rights Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Rights Certificates to be so distributed shall be issued, executed and countersigned in the manner provided for herein and may bear, at the option of the Corporation, the relevant adjusted Exercise Price and shall be registered in the names of holders of record of Rights Certificates on the record date specified in the public announcement.

(k) In any case in which this section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Corporation may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of the number of Shares and other securities of the Corporation, if any, issuable upon such exercise over and above the number of Shares and other securities of the Corporation, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Corporation shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional Shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(l) Notwithstanding anything in this section 2.3 to the contrary, the Corporation shall be entitled to make such reductions in each Exercise Price, in addition to those adjustments expressly required by this section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable in order that any (i) consolidation or subdivision of Shares, (ii) issuance wholly for cash of any Shares at less than the applicable Market Price, (iii) issuance wholly for cash of any Common Shares or securities that by their terms are convertible into or exchangeable for Shares, (iv) stock dividends or (v) issuance of rights, options or warrants referred to in this section 2.3, hereafter made by the Corporation to holders of its Shares, shall not be taxable to such shareholders.

2.4 Date on which Exercise is Effective

            Each person in whose name any certificate for Shares is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Shares represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the relevant Share transfer books of the Corporation are closed, such Person shall be deemed to have become the record holder of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the relevant Share transfer books of the Corporation are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Corporation by any one of its directors or officers.  The signature of any of these officers on the Rights Certificates may be manual or by facsimile.

(b) Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper directors or officers of the Corporation shall bind the Corporation, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(c) Promptly after the Corporation learns of the Separation Time, the Corporation will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Corporation to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Corporation) and deliver such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) herein.  No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(d) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) The Corporation will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Corporation will provide for the registration and transfer of Rights.  The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Corporation and registering Rights and transfers of Rights as herein provided. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.  After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(c) herein, the Corporation will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Corporation, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Corporation or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing.  As a condition to the issuance of any new Rights Certificate under this section 2.6, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d) The Corporation shall not be required to register the transfer or exchange of any Rights after the Rights have been terminated under section 5.1 herein.

2.7 Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Corporation shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as the Rights Certificate so surrendered.

(b) If there shall be delivered to the Corporation and the Rights Agent prior to the Expiration Time:

(i) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii) such security or indemnity as may be required by them to save each of them and any of the agents harmless;

then, in the absence of notice to the Corporation or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Corporation shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this section 2.7, the Corporation may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) in connection therewith.

(d) Every new Rights Certificate issued pursuant to this section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence an original additional contractual obligation of the Corporation, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

            Prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the person in whose name such Rights Certificate (or, prior to the Separation Time, such relevant Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever.  As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Shares).

2.9 Delivery and Cancellation of Certificates

            All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent.  The Corporation may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Corporation may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent.  No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this section 2.9, except as expressly permitted by this Agreement.  The Rights Agent shall destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Corporation.

2.10 Agreement of Rights Holders

            Every holder of Rights, by accepting a Right, consents and agrees with the Corporation and the Rights Agent and with every other holder of Rights that:

(a) it will be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Share;

(c) after the Separation Time, the Rights Certificates shall be transferable only upon registration of the transfer on the Rights Register as provided herein;

(d) prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) for registration of transfer, the Corporation, the Rights Agent and any agent of the Corporation or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Share certificate made by anyone other than the Corporation or the Rights Agent) for all purposes whatsoever, and neither the Corporation nor the Rights Agent shall be affected by any notice to the contrary;

(e) without the approval of any holder of Rights and upon the sole authority of the Board of Directors acting in good faith this Agreement may be supplemented or amended from time to time as provided herein; and

(f) such holder of Rights has waived its right to receive any fractional Rights or any fractional shares upon exercise of a Right (except as provided herein).

2.11 Rights Held by the Corporation and Subsidiaries

            Notwithstanding any other provision of this Agreement, any Rights held by the Corporation or any of its Subsidiaries shall not be exercisable for so long as they are held by the Corporation or its Subsidiaries.

Article 3  - ADJUSTMENTS TO THE RIGHTS IN THE

EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-over Event

(a) Subject to section 3.3 and subsection 5.1(b) herein, in the event that prior to the Expiration Time the Corporation enters into, consummates or permits to occur any Flip-over Event, the Corporation shall take such action as shall be necessary to ensure that, and shall not enter into, consummate or permit to occur such Flip-over Event until it shall have entered into a supplemental agreement with the Person engaging in such Flip-over Event, for the benefit of the holders of the Rights, providing that upon consummation of the Flip-over Event:

(i) each Right shall, from and after the date upon which any Flip-over Event becomes effective, constitute the right to purchase from the Person into which or with which the Corporation shall become consolidated, merged or amalgamated or with which the Corporation shall enter into a statutory arrangement or to which the Corporation shall sell assets (the "Flip-over Entity"), upon exercise thereof in accordance with the terms hereof, that number of Common Shares of such Flip-over Entity having an aggregate Market Price on the date of consummation or occurrence of such Flip-over Event equal to twice the applicable Exercise Price for an amount in cash equal to the applicable Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustments to the Rights provided for in section 2.3 herein in the event that after such date of consummation or occurrence an event of a type analogous to any of the events described in section 2.3 herein shall have occurred with respect to such Common Shares); and

(ii) the Flip-over Entity shall thereafter be liable for, and shall assume, by virtue of such Flip-over Event and such supplemental agreement, all the obligations and duties of the Corporation pursuant to this Agreement.

The provisions in this section 3.1 shall apply to successive Flip-over Events.

(b) The Corporation shall not enter into, consummate or permit or suffer to occur any Flip-over Event unless and until it shall have entered into an agreement with the Flip-over Entity supplemental to this Agreement pursuant to which the Flip-over Entity shall covenant and agree, for the benefit of the holders of the rights, to the matters contemplated by section 3.1(a) herein.

(c) The Corporation shall do all such acts and things and shall take all steps within its control to ensure that the Flip-over Entity does all such acts and things as shall be necessary to ensure compliance with the provisions of subsection 3.1(a) herein.

(d) If the Common Shares of the Flip-over Entity are not, at the time of the Flip-over Event and have not been continuously over the preceding twelve month period, listed for trading on a stock exchange, and such Flip-over Entity is a direct or indirect Subsidiary of another Person, the Common Shares of which are and have been so listed, the Flip-over Entity herein shall refer to such other Person; and in case the Flip-over Entity is a Subsidiary, directly or indirectly, of more than one Person, the Common Shares of two or more of which are and have been so listed, the Flip-over Entity shall refer to whichever of such Persons is the issuer of Common Shares having the greatest aggregate Market Price.

3.2 Flip-in Event

(a) Subject to subsection 3.2(b) and subsections 5.1(b) and 5.1(c) herein, in the event that prior to the Expiration Time a Flip-in Event shall occur, the Corporation shall take such action as shall be necessary to ensure, within 10 Business Days of such occurrence or such longer period as may be required to satisfy the requirements of the Securities Act (British Columbia) or comparable legislation of any other applicable jurisdiction that, except as provided below, each Right shall thereafter constitute the right to purchase from the Corporation upon exercise thereof in accordance with the terms hereof, that number of Common Shares of the Corporation having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the relevant Exercise Price for an amount in cash equal to the relevant Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 herein upon each occurrence after the Stock Acquisition Date of any event analogous to any of the events described in section 2.3 herein).

(b) Notwithstanding the foregoing, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate of an Acquiring Person); or

(ii) a transferee or other successor in title directly or indirectly (a "Transferee") of Rights held by any Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of an Acquiring Person) who becomes a Transferee concurrently with or subsequent to the Acquiring Person becoming an Acquiring Person;

shall become null and void without any further action, and any holder of such Rights (including Transferees) shall not have any right to exercise such Rights under any provision of this Agreement and shall not have thereafter any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise.

(c) In the event that there shall not be sufficient Shares authorized for issuance to permit the exercise in full of the Rights in accordance with this section 3.2, the Corporation shall take all such action as may be necessary to authorize additional Shares for issuance upon the exercise of the Rights.

(d) From and after the Separation Time, the Corporation shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this section 3.2, including without limitation, all such acts and things as may be required to satisfy the requirements of the Company Act (British Columbia) and the Securities Act (British Columbia) and the Securities Acts or comparable legislation in each of the other provinces of Canada in respect of the issue of Shares upon the exercise of Rights in accordance with this Agreement.

(e) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either of subsections 3.2(b)(i) or 3.2(b)(ii) herein or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person or a Transferee (as such terms are defined in the Rights Agreement) or acting jointly or in concert with any of them.  This Rights Certificate and the Rights represented hereby shall become void in the circumstances specified in subsection 3.2(b) of the Rights Agreement."

provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall be required to impose such legend only if instructed to do so by the Corporation or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not an Acquiring Person or an Affiliate or Associate thereof or acting jointly or in concert with any of them.

3.3 Obligations of the Corporation

            The Corporation shall not enter into or engage in any transaction of the kind referred to in section 3.1 herein if:

(a) at the time of or immediately after such transaction there are any rights, options, warrants or securities outstanding or any other arrangements or agreements which would eliminate or otherwise diminish in any respect the benefits intended to be afforded by this Agreement to the holders of Rights upon consummation of such transaction; or

(b) prior to, simultaneously with or immediately after any transaction of the kind referred to in section 3. 1 herein, the shareholders or holders of rights or interests in or to any other Person shall have received a distribution of rights previously owned by such other Person or any of its Affiliates or Associates.

The provisions of this section 3.3 shall apply to successive transactions of the kind referred to in section 3.1 herein.

Article 4 - THE RIGHTS AGENT

4.1 General

(a) The Corporation hereby appoints the Rights Agent to act as agent for the Corporation and the holders of Rights in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment.  The Corporation may from time to time appoint such co-Rights Agents as it may deem necessary or desirable.  In the event the Corporation appoints one or more co-Rights Agents, the respective duties of the Rights Agent and co-Rights Agents shall be as the Corporation may determine.  The Corporation agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder.  The Corporation also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending any claim of liability, which right to indemnification will survive the termination of this Agreement.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificates, certificate for other securities of the Corporation, instrument of assignment of transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

4.2 Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the shareholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of section 4.4 herein.  In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the counter signature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

            The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Corporation, and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may consult with legal counsel (who may be legal counsel for the Corporation), and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Corporation prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be a director or officer of the Corporation and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct.

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Corporation only.

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any Share certificate or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Corporation of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.2(b) herein) or any adjustment required under the provisions of section 2.3 herein or responsible for the manner, method or amount of any such adjustment or the ascertainment of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by section 2.3 herein describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Share to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered as fully paid and nonassessable.

(f) The Corporation agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the performance by the Rights Agent of the provisions of this Agreement.

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any person believed by the Rights Agent to be a director or officer of the Corporation, and to apply to such Persons for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such Person.

(h) The Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Corporation or become pecuniarily interested in any transaction in which the Corporation may be interested, or contract with or lend money to the Corporation or otherwise act as fully and freely as though it were not Rights Agent under this Agreement.  Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Corporation or for any other legal entity.

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Corporation resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised by the Rights Agent in the selection and continued employment thereof.

4.4 Change of Rights Agent

            The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days' notice (or such lesser notice as is acceptable to the Corporation) in writing mailed to the Corporation and to each transfer agent of Shares by registered or certified mail, and to the holders of the Rights in accordance with section 5.9 herein. The Corporation may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Shares by registered or certified mail, and to the holders of the Rights in accordance with section 5.9 herein.  If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Corporation will appoint a successor to the Rights Agent.  If the Corporation fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Corporation), then the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent.  Any successor Rights Agent, whether appointed by the Corporation or by such a court, shall be a corporation incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia.  After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose.  Not later than the effective date of any such appointment, the Corporation will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights.  Failure to give any notice provided for in this section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent.

Article 5  - MISCELLANEOUS

5.1 Redemption and Waiver

(a) The Board of Directors acting in good faith may, at its option, at any time prior to the Separation Time elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in section 2.3 herein if an event of the type analogous to any of the events described in section 2.3 herein shall have occurred (such redemption price being herein referred to as the "Redemption Price").  The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

(b) The Board of Directors may, until the first to occur of a Flip-over Event or the expiration of 10 Business Days following the occurrence of a Flip-in Event, upon written notice delivered to the Rights Agent, waive the application of section 3.1 or 3.2 herein to any particular Flip-over Event or Flip-in Event.

(c) Notwithstanding the provisions of subsection 5. 1 (b) herein, the Board of Directors may waive the application of section 3.2 herein to any particular Flip-in Event, provided that both of the following conditions are satisfied:

(i) the Board of Directors has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intent or knowledge that he would become an Acquiring Person; and

(ii) such Acquiring Person has reduced its Beneficial Ownership of Voting Shares such that at the time of waiver pursuant to this subsection 5.1(c) herein it is no longer an Acquiring Person;

and, in the event of any such waiver, for the purposes of this Agreement, such Flip-in Event shall be deemed not to have occurred as a result of such Person having inadvertently become an acquiring Person.

(d) The Board of Directors shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date of expiry of a Permitted Bid or a Competing Permitted Bid, provided that the Offeror takes up and pays for the Voting Shares pursuant to the terms and conditions of the Permitted Bid or Competing Permitted Bid.

(e) If the Board of Directors elects or is deemed to have elected to redeem the Rights, the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights, as such, shall be to receive the Redemption Price.

(f) Within 10 days after the Board of Directors has elected or been deemed to have elected to redeem the Rights, the Corporation shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Transfer Agent for the Shares.  Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice.  Each such notice of redemption will state the method by which the payment of the Redemption Price will be made.  The Corporation may not redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this section 5.1, and other than in connection with the purchase of Shares prior to the Separation Time.

5.2 Expiration

            No Person shall have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in subsection 4.1(a) herein.

5.3 Issuance of New Rights Certificates

            Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Corporation may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of Shares purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

            Subject in each case to the Corporation having obtained the prior written consent of The Toronto Stock Exchange, the Corporation may from time to time supplement or amend this Agreement as follows:

(a) to make any changes or amendments required hereunder or otherwise which the Board of Directors acting in good faith may deem necessary or desirable, including without limitation amend the Exercise Price, provided that no such supplement or amendment made on or after the Stock Acquisition Date shall materially adversely affect the interest of the holders of Rights generally and provided further that no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment; or

(b) in order to cure any ambiguity or to correct or supplement any provision contained herein which may be inconsistent with any other provision herein or be otherwise defective.

5.5 Fractional Rights and Fractional Shares

(a) The Corporation shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights.  After the Separation Time there shall be paid to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right in lieu of such Fractional Rights.

(b) The Corporation shall not be required to issue fractional Shares upon exercise of the Rights or to distribute certificates which evidence fractional Shares.  In lieu of issuing fractional Shares, the Corporation shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one whole Share.

5.6 Rights of Action

            Subject to the terms of this Agreement, all rights of action in respect to this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, as the case may be, enforce, and may institute and maintain any suit, action or proceeding against the Corporation to enforce, or otherwise act in respect of such holder's right to exercise such holder's Rights, or Rights to which it is entitled, in the manner provided in this Agreement, and in such holder's Rights Certificate.  Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Holder of Rights Not Deemed a Shareholder

            No holder, as such, of any Right or Rights Certificate, shall be entitled to vote, receive dividends or be deemed for any purpose the holder of Shares or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Right or Rights Certificate, as such, any of the rights of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as expressly provided herein), or to receive dividends or subscription rights or otherwise, until such Rights, or Rights to which such holder is entitled, shall have been exercised in accordance with the provisions hereof.

5.8 Notice of Proposed Actions

            In case the Corporation shall propose after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Corporation's permission is required) any Flip-in Event or Flip-over Event; or

(b) to effect the liquidation, dissolution or winding up of the Corporation or the sale of all or substantially all of the Corporation's assets;

then, in each such case, the Corporation shall give to each holder of a Right, in accordance with section 5.9 herein, a notice of such proposed action, which shall specify the date on which such Flip-in Event or Flip-over Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of the taking of such proposed action by the Corporation.

5.9 Notices

            Any Notice or other communication authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Corporation shall be delivered, telecopied or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Micrologix Biotech Inc.

3650 Wesbrook Mall

Vancouver, British Columbia

V6S 2L2

Attention: President

Telecopier: (604) 221-9688

Any notice or other communication authorized or required by this Agreement to be given or made by the Corporation or by the holder of any Rights to or on the Rights Agent shall be delivered, telecopied or sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Corporation) as follows:

Pacific Corporate Trust Company

Suite 830, 625 Howe Street

Vancouver, British Columbia

V6C 3B8

Attention: Manager, Corporate Trust

Telecopier: (604) 689-8144

Any Notices or other communication authorized or required by this Agreement to be given or made by the Corporation or the Rights Agent to or on the holder of any Rights, shall be delivered or sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Corporation for the Common Shares.

Any notice which is delivered or telecopied herewith shall be deemed to have been given and received on the business day next following the date of delivery or telecopying, as the case may be.  Any notice mailed as aforesaid shall be deemed to have been given and received on the third business day following the date it is posted, provided that if between the time of mailing and actual receipt of the notice there shall be mail strike, slow-down or other labour dispute which might affect delivery of the notice by mail, then the notice shall be effective only when actually delivered.

5.10 Costs of Enforcement

            The Corporation agrees that if the Corporation or any other Person the securities of which are purchasable upon exercise of Rights fails to fulfil any of its obligations pursuant to this Agreement, then the Corporation or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce its rights pursuant to any Rights or this Agreement.

5.11 Successors

            All the covenants and provisions of this Agreement by or for the benefit of the Corporation or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12 Benefits of this Agreement

            Nothing in this Agreement shall be construed to give to any Person other than the Corporation, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Corporation, the Rights Agent and the holders of the Rights.

5.13 Governing Law

            This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of British Columbia applicable to contracts to be made and performed entirely within British Columbia.

5.14 Counterparts

            This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.15 Severability

            If any term or provision hereof or the application thereof to any circumstances shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective as to such jurisdiction to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.16 Effective Date

            This Agreement is effective in accordance with its terms from the date hereof.  If this Agreement is not confirmed by resolution passed by a majority of greater than 50% of the votes cast by Independent Shareholders who vote in respect of confirmation of this Agreement at the next annual general meeting of Shareholders of the Corporation after the date of this Agreement then this Agreement and any then outstanding Rights shall be of no further force and effect from the Close of Business on the date of termination of such meeting.

5.17 Reconfirmation After Five Years

            Notwithstanding the confirmation of this Agreement pursuant to Section 5.16 herein, if this Agreement is not reconfirmed by a resolution passed by a majority of greater than 50% of the votes cast by Independent Shareholders who vote in respect of such reconfirmation of this Agreement at a meeting of shareholders to be held not earlier then January 1, 2005 and not later than the date on which the 2005 annual general meeting of shareholders of the Corporation terminates, this Agreement and all outstanding Rights shall terminate and be void and of no further force and effect on and from the Close of Business on that date which is the earlier of the date of termination of the meeting called to consider the reconfirmation of this Agreement and the date of termination of the 2005 annual general meeting of shareholders of the Corporation; provided, however, that no Flip-in Event or Flip-over Event has occurred prior to the date upon which this Agreement would otherwise terminate pursuant to this Section 5.17, which has not been waived pursuant to Section 5.1 hereof.

5.18 Determinations and Actions by the Board of Directors

(a) The Board of Directors shall have the exclusive power and authority to administer and amend this Agreement and to exercise all rights and powers specifically granted to the Board of Directors or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to:

(i) interpret the provisions of this Agreement; and

(ii) make all actions, calculations, interpretations and determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend the Agreement in accordance with the terms hereof).

All such actions, calculations, interpretations and determinations (including, for purposes of item (iv) below, all omissions with respect to the foregoing) which are done or made by the Board of Directors, in good faith shall:

(iii) be final, conclusive and binding on the Corporation, the Rights Agent, the holders of the Rights and all other parties; and

(iv) not subject the Board of Directors to any liability to the holders of the Rights.

(b) Nothing contained in this Agreement shall be deemed to be in derogation of the obligation of the Board of Directors to exercise its fiduciary duties.  Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board of Directors shall not be entitled to recommend that the holders of the Voting Shares reject any Permitted Bid or any Competing Permitted Bid or any Take-Over Bid, or to take any other action (including, without limiting the generality of the foregoing, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Permitted Bids or Competing Permitted Bids or Take-Over Bids) with respect to any Permitted Bid or any Competing Permitted Bid or any Take-Over Bid or otherwise that the Board of Directors believes is necessary or appropriate in the exercise of its fiduciary duties.

5.19 Declaration as to Non-Canadian Holders

            If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside Canada, the Board of Directors acting in good faith may take such actions as it may deem appropriate to ensure that such compliance is not required, including without limitation establishing procedures for the issuance to a Canadian resident trust company registered under the trust company legislation of Canada or any province thereof or a portfolio manager registered under the securities legislation of one or more provinces of Canada (herein called a "Fiduciary") of Rights or securities issuable on exercise of Rights, the holding thereof in trust for the Persons entitled thereto (but reserving to the Fiduciary or to the Fiduciary and the Corporation, as the Corporation may determine, absolute instrument discretion with respect thereto) and the sale thereof and remittance of the proceeds of such sale, if any, to the Persons entitled thereto.  In no event shall the Corporation or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to Persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20 Successor Corporations

            The Corporation shall not consummate or permit or suffer to occur any consolidation, amalgamation, merger or transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another Corporation (the "Successor Corporation") unless the Successor Corporation resulting from such consolidation, amalgamation, merger or transfer (if not the Corporation) shall expressly assume, by supplemental agreement in form satisfactory to the Rights Agent and executed and delivered to the Rights Agent, the due and punctual performance and observance of each and every covenant and condition of this Agreement to be performed and observed by the Corporation.

5.21

Time of Essence

            Time shall be of the essence of this Agreement.

            WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

MICROLOGIX BIOTECH INC. PACIFIC CORPORATE TRUST       COMPANY

Per:  "Dany Hadary"           Per:  "Marc Castonguay"

                  Per:  "John Halse"

SCHEDULE A

Form of Rights Certificate

Certificate No  ________________          __________________Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE CORPORATION, ON THE TERMS SET FORTH IN THE RIGHTS AGREEMENT.  UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.2 OF THE RIGHTS AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR TRANSFEREES OF AN ACQUIRING PERSON OR ITS AFFILIATES OR ASSOCIATES (AS SUCH TERMS ARE DEFINED IN THE RIGHTS AGREEMENT) OR ANY PERSON ACTING JOINTLY OR IN CONCERT WITH ANY OF THEM MAY BECOME VOID WITHOUT ANY FURTHER ACTION.

Rights Certificate

            This certifies that _______________or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of the 31st day of July, 2000 (the "Rights Agreement") between Micrologix Biotech Inc. (the "Corporation") and Pacific Corporate Trust Company, as Rights Agent (the "Rights Agent") which terms shall include any successor Rights Agent under the Rights Agreement, to purchase from the Corporation at any time after the Separation Time (as such term is defined in the Rights Agreement) and prior to the Expiration Time (as such term is defined in the Rights Agreement), one fully paid common share of the Corporation (a "Common Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise duly executed and submitted to the Rights Agent at its principal office in any of the cities of Vancouver and Toronto.  The Exercise Price shall initially be $100 per Right and shall be subject to adjustment in certain events as provided in the Rights Agreement.

            In certain circumstances described in the Rights Agreement, each right evidenced hereby may entitle the registered holder thereof to purchase or receive securities of an entity other than the Corporation, assets, debt securities or shares in the capital stock of the Corporation other than Common Shares and more or fewer than one Common Share (or a combination thereof), all as provided in the Rights Agreement.

            This Rights Certificate is subject to all the terms, provisions and conditions of the Rights Agreement which terms and provisions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitation of rights, obligations, duties and immunities thereunder of the Rights Agent, the Corporation and the holders of the Rights Certificates.  Copies of the Rights Agreement are on file at the registered office of the Corporation and are available upon written request.

            This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificate of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered.  If this Rights Certificate is exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates to the number of whole Rights not exercised.  Any exercise of the Rights is subject to completion of the Form of Election to Exercise attached as Exhibit 1 hereto.  Any assignment of Rights is subject to completion of the Form of Assignment attached as Exhibit 2 hereto.

            Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Corporation at a redemption price of $0.001 per Right, subject to adjustment in certain events, under certain circumstances at its option.

            No fractional Common Shares will be issued upon the exercise of any Right or Rights evidenced hereby nor will Rights Certificates be issued for less than one whole Right.  After the Separation Time, in lieu of issuing fractional Rights a cash payment will be made as provided in the Rights Agreement.

            No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Common Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a shareholder of the Corporation or any right to vote at any meeting of shareholders of the Corporation whether for the election of directors or otherwise or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Rights Agreement), or to receive dividends or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

            This Rights Certificate is not valid or obligatory for any purpose until it has been countersigned by the Rights Agent.

            IN WITNESS the facsimile signature of the proper officers of the Corporation and its seal.

Date:

MICROLOGIX BIOTECH INC.

Per:

      Authorized Signature

Countersigned:  PACIFIC CORPORATE TRUST COMPANY

Per:

      Authorized Signature

EXHIBIT 1

FORM OF ELECTION TO EXERCISE

(To be attached to each Rights Certificate)

To:

The undersigned hereby irrevocably elects to exercise              whole Rights represented by the attached Rights Certificate to purchase the Common Shares issuable upon the exercise of such Rights and requests that certificates for such shares be issued in the name of:

Name:

Street:

City, Province & Postal Code:

Social Insurance Number or

other taxpayer identification number:

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, the undersigned requests that a new Rights Certificate for the balance of such Rights be issued in the name of and delivered to:

Name:

Street:

City, Province & Postal Code:

Social Insurance Number or

other taxpayer identification number:

Dated:

            Signature

Signature Guaranteed:   (The signature on this form must correspond with the name as recorded on the certificate(s) in every particular, without alteration or enlargement or any change whatsoever)

The signature of the person executing this Form of Election to Exercise must be guaranteed by a Canadian Chartered Bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

(To be completed if true)

The undersigned represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the best of the knowledge of the undersigned, never have been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a person "acting jointly or in concert" with an Acquiring Person or an Affiliate or Associate thereof.  Capitalized terms and "acting jointly or in concert" have the meanings set out in the Rights Agreement.

      Signature

Notice

If the certification set forth above is not completed, the Corporation shall deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof.  The Corporation shall not issue Rights Certificates in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

EXHIBIT 2

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate)

FOR VALUE RECEIVED

hereby sells, assigns and transfers unto

(Please print name and address of transferee)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and hereby irrevocably constitutes and appoints _______________, as attorney, to transfer the within Rights on the books of the within-named Corporation, with full power of substitution.

Dated:

            Signature

Signature Guaranteed:

(The signature on this form must correspond with the name as recorded on the certificate(s) in every particular, without alteration or enlargement or any change whatsoever)

The signature of the person executing this Form of Assignment must be guaranteed by a Canadian Chartered Bank or an eligible guarantor institution with membership in an approved signature guarantee medallion program.

(To be completed if true)

The undersigned represents, for the benefit of all holders of Rights and Common Shares, that the Rights evidenced by this Rights Certificate are not, and, to the best of the knowledge of the undersigned, never have been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a person "acting jointly or in concert" with an Acquiring Person or an Affiliate or Associate thereof.  Capitalized terms and "acting jointly or in concert" have the meanings set out in the Rights Agreement.

      Signature

Notice

If the certification set forth above is not completed, the Corporation shall deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof.  The Corporation shall not issue Rights Certificates in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.